 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 1, 1995

                                                  REGISTRATION NO. 33-64177

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-3

                             REGISTRATION STATEMENT

                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------
                           ALCO STANDARD CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                OHIO                                23-0334400
  (STATE OR OTHER JURISDICTION OF     (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
   INCORPORATION OR ORGANIZATION)
                                  P.O. BOX 834
                        VALLEY FORGE, PENNSYLVANIA 19482
                                 (610) 296-8000
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                           J. KENNETH CRONEY, ESQUIRE
                           ALCO STANDARD CORPORATION
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                  P.O. BOX 834
                        VALLEY FORGE, PENNSYLVANIA 19482
                                 (610) 296-8000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:
                        ROBERT E. BUCKHOLZ, JR., ESQUIRE
                              SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the Registration Statement becomes effective as determined in light of market conditions.

                                ---------------

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                          PROPOSED
                                                          MAXIMUM
  TITLE OF EACH CLASS        AMOUNT         PROPOSED     AGGREGATE    AMOUNT OF
     OF SECURITIES            TO BE      OFFERING PRICE   OFFERING   REGISTRATION
    TO BE REGISTERED       REGISTERED       PER UNIT      PRICE(1)       FEE
---------------------------------------------------------------------------------
Debt Securities........
Preferred Stock........
Depositary Shares (3)..  $750,000,000(2)    100%(2)     $750,000,000   $258,621
Common Stock(4)(5)(6)..

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Estimated solely for the purpose of determining the registration fee.
(2) There are being registered hereunder such principal amount or number of Securities as may from time to time be issued at indeterminate prices, but with an aggregate initial offering price not to exceed $750,000,000.
(3) There are being registered hereunder such indeterminate number of Depositary Shares as may be issued in the event the Registrant elects to offer fractional interests in shares of the Preferred Stock registered hereunder.
(4) In addition to Common Stock that may be offered for cash, there are being registered hereunder such indeterminate number of shares of Common Stock as may be issuable upon conversion of the Debt Securities or Preferred Stock being registered hereunder, to the extent any of such Debt Securities or shares of Preferred Stock are by their terms convertible into Common Stock.
(5) Each share of Common Stock being registered hereunder includes a Common Stock Purchase Right.

(6) There are being registered hereunder such indeterminate number of shares of Common Stock as may be issued in connection with applicable initial hedging and dynamic hedging transactions.

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+ INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A        +
+ REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + + SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+ OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THAT A FINAL PROSPECTUS          +
+ SUPPLEMENT IS DELIVERED. THIS PRELIMINARY PROSPECTUS SUPPLEMENT AND THE      +
+ ACCOMPANYING PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE         +
+ SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE         +
+ SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + + UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ ANY SUCH STATE.                                                              +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++


PROSPECTUS SUPPLEMENT (Subject to Completion, Issued December 1, 1995)

(To Prospectus dated December 1, 1995)

                                  $250,000,000
                           Alco Standard Corporation

                          % BONDS DUE      , 2025

                                  -----------
                         Interest payable      and
                                  -----------

THE   % BONDS DUE         , 2025 (THE "BONDS") WILL MATURE ON          , 2025.
INTEREST ON THE BONDS IS PAYABLE SEMIANNUALLY ON        AND       OF EACH YEAR,
BEGINNING        , 1996. THE BONDS WILL NOT BE SUBJECT TO ANY SINKING FUND. THE
BONDS WILL BE REDEEMABLE AS A WHOLE OR IN PART, AT THE OPTION OF THE COMPANY AT ANY TIME, AT A REDEMPTION PRICE EQUAL TO THE GREATER OF (I) 100% OF THEIR PRINCIPAL AMOUNT OR (II) THE SUM OF THE PRESENT VALUES OF THE REMAINING SCHEDULED PAYMENTS OF PRINCIPAL AND INTEREST THEREON DISCOUNTED TO MATURITY ON A SEMIANNUAL BASIS (ASSUMING A 360-DAY YEAR CONSISTING OF TWELVE 30-DAY MONTHS) AT THE TREASURY YIELD (AS DEFINED HEREIN) PLUS 15 BASIS POINTS, PLUS IN EACH CASE ACCRUED INTEREST TO THE DATE OF REDEMPTION. THE BONDS WILL BE REPRESENTED BY ONE OR MORE GLOBAL BONDS REGISTERED IN THE NAME OF THE NOMINEE OF THE DEPOSITORY TRUST COMPANY. BENEFICIAL INTERESTS IN THE GLOBAL BONDS WILL BE SHOWN ON, AND TRANSFERS THEREOF WILL BE EFFECTED ONLY THROUGH, RECORDS MAINTAINED BY DTC AND ITS PARTICIPANTS. EXCEPT AS DESCRIBED HEREIN, BONDS IN DEFINITIVE FORM WILL NOT BE ISSUED. THE BONDS WILL BE ISSUED ONLY IN DENOMINATIONS OF $1,000 AND INTEGRAL MULTIPLES THEREOF. THE BONDS WILL TRADE
IN DTC'S SAME-DAY FUNDS SETTLEMENT SYSTEM UNTIL MATURITY, AND SECONDARY MARKET TRADING ACTIVITY FOR THE BONDS WILL THEREFORE SETTLE IN IMMEDIATELY AVAILABLE FUNDS. ALL PAYMENTS OF PRINCIPAL (AND PREMIUM, IF ANY) AND INTEREST WILL BE MADE BY THE COMPANY IN IMMEDIATELY AVAILABLE FUNDS. SEE "DESCRIPTION OF BONDS--SAME-DAY SETTLEMENT AND PAYMENT".

                                  -----------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO
WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                  -----------

                         PRICE  % AND ACCRUED INTEREST

                                  -----------

                                                     UNDERWRITING
                                          PRICE     DISCOUNTS AND   PROCEEDS TO
                                       TO PUBLIC(1) COMMISSIONS(2) COMPANY(1)(3)
                                       ------------ -------------- -------------
Per Bond..............................       %             %              %
Total.................................    $             $             $

-----
(1) Plus accrued interest from      , 1995.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933.

(3) Before deducting estimated expenses of $226,131 payable by the Company.
                                  -----------

  The Bonds are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to receipt by the Underwriters of an opinion of counsel for the Underwriters. It is expected that delivery of the Bonds will be made on or about , 1995 through the book-entry facilities of The Depository Trust Company, against payment therefor in immediately available funds.
                                  -----------

MORGAN STANLEY & CO.
         Incorporated

                   GOLDMAN, SACHS & CO.

                                 LEHMAN BROTHERS

                                              PRUDENTIAL SECURITIES INCORPORATED

        , 1995

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                                 ------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
The Company................................................................  S-3
Recent Developments........................................................  S-4
Use of Proceeds............................................................  S-4
Capitalization.............................................................  S-5
Selected Financial Information.............................................  S-6
Management's Discussion and Analysis.......................................  S-7
Business................................................................... S-12
Description of Bonds....................................................... S-14
Underwriting............................................................... S-17
Legal Matters.............................................................. S-17
Experts.................................................................... S-17
                                   PROSPECTUS
Available Information......................................................    2
Documents Incorporated By Reference........................................    2
The Company................................................................    3
Ratio of Earnings to Fixed Charges.........................................    4
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends...........    4
Use of Proceeds............................................................    4
Description of Debt Securities.............................................    5
Description of Capital Stock...............................................   10
Description of Depositary Shares...........................................   13
Plan of Distribution.......................................................   16
Experts....................................................................   17
Validity of Securities.....................................................   17

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE BONDS OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  THE COMPANY

  Alco Standard Corporation ("Alco" or the "Company") is a marketing, distribution and services company with operations in two primary businesses:
Alco Office Products ("AOP") and Unisource ("Unisource"). Alco's fiscal 1995 revenues were approximately $9.9 billion and its operating income was $477 million.

  AOP is the largest independent copier distribution network in North America and the United Kingdom, with a presence in Europe. AOP has more than 813 locations in forty-eight states, six Canadian provinces and Europe. AOP sells, rents and leases copiers, fax machines and other automated office equipment. AOP also provides equipment services and supplies, reprographic facilities management and specialized document copying services. Through its captive leasing companies, AOP finances equipment leases for customers of AOP companies throughout the United States, Canada and the United Kingdom. AOP's primary leasing company is Alco Capital Resource, Inc., which serves the United States market. In fiscal 1995, AOP's revenues were $2.9 billion and its operating income was $252 million.

  Unisource is North America's largest marketer and distributor of paper and imaging products. Through its supply systems segment, Unisource also distributes disposable paper and plastic products, packaging systems and maintenance supplies. Unisource has 380 facilities, which are located in every major metropolitan market in the United States, in every province of Canada and in Mexico. Unisource focuses on five market segments: printing and publishing, business imaging, general manufacturing, food processing and retail grocery. Unisource combines its broad array of products with specialized customer services and is implementing a sophisticated information technology system to offer custom solutions which lower the total customer cost of procurement and improve the efficiency of customers' operations. In fiscal 1995, Unisource's revenues were $7.0 billion and its operating income was $225 million.

  Alco pursues an active strategic acquisition program for both AOP and Unisource. In fiscal 1995, Alco acquired 114 companies for a total purchase price of approximately $422 million. During that year, AOP acquired 102 office products companies in the United States, Canada and Europe, with an aggregate of over $578 million in annualized revenues, and Unisource acquired twelve companies, primarily in supply systems target markets, with $152 million in annualized revenues, including four companies in Mexico.

  Alco's strategic direction includes continued growth through acquisitions and implementation of specific initiatives for each group. Initiatives for AOP include a transformation program intended to sharpen the marketing and service focus of the group, while reducing administrative costs and improving productivity. Over the next several years, AOP will also implement a uniform information technology system and a common name. Initiatives for Unisource include a restructuring announced in fiscal 1993, which is now in its third year and is expected to be completed during 1997. Unisource is currently focusing on regionalization of certain customer service functions and on acquiring companies in the supply systems segment. In addition, Unisource's new information technology system, which allows the group to provide timely and detailed information to customers and suppliers across the country, is now being implemented and will be fully operational in 1997.

  In addition to the above strategies, Alco is committed to maintaining a strong balance sheet and adhering to prudent financial policies. Alco's financial strength has provided it with the flexibility to compete effectively and take advantage of attractive acquisitions. During the last three fiscal years, the Company has completed three equity offerings, raising capital of approximately $800 million.

  Alco is managed as "The Corporate Partnership." Under this entrepreneurial philosophy, field executives maintain a high degree of operating autonomy over issues that affect the Company's ability to serve customers, while financial and administrative support is provided on a centralized basis.

                              RECENT DEVELOPMENTS

  In July 1995, Alco completed a public offering of 3,877,200 depositary shares, each representing 1/100 of a share of Series BB conversion preferred stock, and used the net proceeds of approximately $290 million to reduce outstanding debt. The Series BB preferred stock automatically converts into Alco Common Stock on October 1, 1998.

  In September 1995, Alco sold its Central Products Company to Spinnaker Industries, Inc. Central Products, a manufacturer of a wide variety of carton sealing tapes, with annualized revenues of approximately $120 million, was Alco's last remaining manufacturing company.

  The Company has owned several manufacturing and industrial businesses, all of which have been sold. Alco has retained certain environmental liabilities, however, relating to the pre-divestiture waste disposal activities of these discontinued businesses at manufacturing or landfill sites in the United States. As a result of several recent environmental remediation claims and increased costs associated with existing environmental remediation sites (primarily related to discontinued manufacturing operations divested by the Company in 1991 and prior, no one of which is material on an individual basis to the Company's operations taken as a whole), the Company took a fourth quarter charge in fiscal 1995 to increase its accrual for environmental remediation. The discontinued operations charge was approximately $24 million ($17 million net of tax) or $.14 per share. The adjustment reflects management's best estimate, based on information currently available, of costs to be incurred in connection with all existing and probable environmental liabilities relating to discontinued operations (which currently relate to eighteen different sites). Since most environmental claims are paid over a period of years, the impact on annual cash flow is expected to be minimal. While it is not possible to estimate what expenditures may be required in order for Alco to comply with environmental laws or discharge environmental liabilities in the future, Alco does not expect that expenditures for environmental claims will have a material adverse effect on it or its operations taken as a whole.

                                USE OF PROCEEDS

  The net proceeds of the sale of the Bonds, estimated to be $247,586,000 after deducting the underwriting discount and estimated offering expenses, will be used to repay short-term borrowings incurred to fund working capital requirements and acquisitions. See "The Company." At September 30, 1995, such short-term borrowings carried an average interest rate of 6.8% and had a maturity of one to thirty days.

                                 CAPITALIZATION

  The following table sets forth the consolidated short-term debt and capitalization of the Company at September 30, 1995 and as adjusted to reflect the issuance of the Bonds and the application of the estimated proceeds therefrom to repay bank debt as described in "Use of Proceeds."

                                                          SEPTEMBER 30, 1995
                                                        -----------------------
                                                          ACTUAL    AS ADJUSTED
                                                        ----------  -----------
                                                        (DOLLARS IN THOUSANDS)
Total Short-Term Debt.................................. $  280,832  $   33,246
                                                        ==========  ==========
Long-Term Debt:
  8 7/8% Notes due 2001................................ $  150,000  $  150,000
   % Bonds due 2025....................................        --      250,000
  Private Placement Debt...............................     50,000      50,000
  Industrial Revenue Bonds.............................     10,328      10,328
  Sundry Notes, Bonds and Mortgages....................     51,893      51,893
  Present Value of Capital Lease Obligations...........     29,412      29,412
  Notes Payable to Insurance Company...................     60,000      60,000
                                                        ----------  ----------
                                                           351,633     601,633
  Less Current Maturities..............................     26,319      26,319
                                                        ----------  ----------
Total Long-Term Debt...................................    325,314     575,314
Finance Subsidiaries Debt..............................    817,585     817,585
Shareholders' Equity:
  Series BB Conversion Preferred Stock, no par value
   (3,877,200 depositary shares issued and outstand-
   ing)................................................    290,152     290,152
  Series AA Convertible Preferred Stock, no par value
   (4,025,000 depositary shares issued and outstanding)
   (1).................................................    201,924     201,924
  Common Stock, no par value (authorized 150,000,000
   shares; issued 112,182,000 shares) (2)(3)...........    637,414     637,414
  Retained Earnings....................................    765,309     765,309
  Foreign Currency Translation Adjustment..............    (21,536)    (21,536)
  Cost of Common Shares in Treasury (118,000 shares)...     (4,726)     (4,726)
                                                        ----------  ----------
Total Shareholders' Equity.............................  1,868,537   1,868,537
                                                        ----------  ----------
Total Capitalization................................... $3,011,436  $3,261,436
                                                        ==========  ==========

--------

(1) Series AA Preferred Stock is redeemable for Common Stock at the option of the Company after January 9, 1996, provided that the closing price of the Common Stock of the Company on the New York Stock Exchange exceeds $29.02 for twenty of the thirty consecutive trading days prior to the redemption date. See "Description of Capital Stock--Redemption Provisions and Sinking Fund--Preferred Stock" in the accompanying Prospectus. Assuming that the foregoing conditions are met, the Company intends to announce its intention to exercise this option to redeem the Series AA preferred shares on January 9, 1996.

(2) At September 30, 1995, options to purchase 4,586,358 shares of Common Stock were outstanding under the Company's stock option plans.

(3) All Common Stock amounts have been adjusted to give retroactive effect to a two-for-one stock split effected in the form of a stock dividend distributed on November 9, 1995.

                        SELECTED FINANCIAL INFORMATION

  The following annual data has been derived from financial statements audited by Ernst & Young LLP, independent auditors. Consolidated balance sheets at September 30, 1995 and September 30, 1994 and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the three fiscal years in the period ended September 30, 1995, and the related auditor's report, appear in the Company's 1995 Annual Report to Shareholders, portions of which are incorporated by reference in the Company's Annual Report on Form 10-K for the year ended September 30, 1995. The information set forth below should be read in conjunction with the financial statements and discussion included in the Form 10-K incorporated by reference in the accompanying Prospectus.

                                     FISCAL YEAR ENDED SEPTEMBER 30,
                          ---------------------------------------------------------------
                             1995        1994          1993           1992        1991
                          ----------  ----------    ----------     ----------  ----------
                                 (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
INCOME STATEMENT DATA:
REVENUES:
Net Sales...............  $9,794,186  $7,925,784    $6,387,078     $4,882,908  $4,481,324
Dividends, Interest and
 Other Income...........       4,621       3,537         6,332          3,292       6,088
Finance Subsidiaries....      93,019      66,731        51,149         38,936      28,565
                          ----------  ----------    ----------     ----------  ----------
                           9,891,826   7,996,052     6,444,559      4,925,136   4,515,977
                          ----------  ----------    ----------     ----------  ----------
COSTS AND EXPENSES:
Cost of Goods Sold......   7,326,721   5,884,819     4,799,757      3,638,494   3,390,246
Selling and
 Administrative.........   2,109,148   1,765,483     1,378,814      1,069,602     946,756
Interest................      55,838      43,802        40,189         31,680      37,426
Finance Subsidiaries
 Interest...............      40,216      27,978        23,662         19,523      15,747
                          ----------  ----------    ----------     ----------  ----------
                           9,531,923   7,722,082     6,242,422      4,759,299   4,390,175
                          ----------  ----------    ----------     ----------  ----------
Restructuring Costs.....                              (175,000)
Loss from Unconsolidated
 Affiliate..............                (117,158)       (2,538)
Investment Gain, Net....                                                6,683
                          ----------  ----------    ----------     ----------  ----------
Income From Continuing
 Operations Before
 Taxes..................     359,903     156,812        24,599        172,520     125,802
Taxes on Income.........     140,630      86,203        16,984         68,303      49,160
                          ----------  ----------    ----------     ----------  ----------
Income From Continuing
 Operations.............     219,273      70,609         7,615        104,217      76,642
Income (Loss) From
 Discontinued
 Operations, Net of
 Income Taxes...........     (16,541)                   (7,515)        (8,455)     40,939
                          ----------  ----------    ----------     ----------  ----------
Net Income..............     202,732      70,609(1)        100 (2)     95,762     117,581
                          ----------  ----------    ----------     ----------  ----------
Preferred Dividends.....      15,209      11,572         9,571
                          ----------  ----------    ----------     ----------  ----------
Net Income (Loss)
 Available to Common
 Shareholders...........  $  187,523  $   59,037(1) $   (9,471)(2) $   95,762  $  117,581
                          ==========  ==========    ==========     ==========  ==========
EARNINGS (LOSS) PER
 SHARE(5):
Continuing Operations...  $     1.81  $     0.55(1) $     (.02)(2) $     1.11  $     0.85
Discontinued Operations.        (.14)                     (.08)         (0.09)       0.45
                          ----------  ----------    ----------     ----------  ----------
                          $     1.67  $     0.55    $     (.10)    $     1.02  $     1.30
                          ==========  ==========    ==========     ==========  ==========
Dividends Per Share(5)..  $     0.52  $     0.50    $     0.48     $     0.46  $     0.44
BALANCE SHEET DATA (AT
 PERIOD END):
Working Capital.........  $  770,490  $  653,546    $  556,551     $  496,037  $  515,956
Total Assets............   4,737,575   3,502,258     3,348,890      2,444,761   2,020,571
Total Debt, Excluding
 Finance Subsidiaries...     632,465     445,069       794,318        481,686     304,245
Total Debt of Finance
 Subsidiaries...........     817,585     464,882       413,092        300,509     220,666
                          ----------  ----------    ----------     ----------  ----------
 Total Debt.............   1,450,050     909,951     1,207,410        782,195     524,911
Shareholders' Equity....   1,868,537   1,367,144     1,020,616        860,363     821,195
RATIO OF EARNINGS TO
 COMBINED FIXED
 CHARGES:(3)
Including Captive
 Finance Subsidiaries ..         3.8         3.7           1.3(4)         3.5         2.8
Excluding Captive
 Finance Subsidiaries ..         4.7         4.4           1.4(4)         4.2         3.3

-------

(1) Includes a pretax charge of $115 million ($95 million net of taxes or $0.88 per share for the fiscal year) for the sale of the Company's investment in IMM Office Systems GmbH, a European distributor of office products.

(2) Includes a pretax charge of $175 million ($113 million net of taxes or $1.19 per share) for Unisource restructuring costs.

(3) For purposes of calculating this ratio, earnings consist of income from continuing operations before provisions for income taxes and excluding the loss from unconsolidated affiliate, plus fixed charges. Fixed charges include interest expense on indebtedness and an estimate of the interest component of rental expense. The first ratio gives effect to the consolidation of the captive finance subsidiaries of Alco Office Products. The second ratio excludes the income from continuing operations before provision for income taxes and the fixed charges attributable to those captive finance subsidiaries.

(4) The 1993 ratios include the Unisource $175 million ($113 million net of taxes) restructuring charge; if the restructuring charge were excluded for 1993, the ratios would be 3.3 (including captive finance subsidiaries) and
    4.2 (excluding captive finance subsidiaries).

(5) Adjusted to give retroactive effect to a two-for-one stock split effected on November 9, 1995.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS--1995

  Revenues and income before taxes by segment for fiscal years ended September 30, 1995 and September 30, 1994 and the percentage change for 1995 versus 1994 were:

                                  REVENUES            INCOME BEFORE TAXES
                           ------------------------ ----------------------------
                            1995    1994   % CHANGE  1995      1994     % CHANGE
                           ------  ------  -------- -------   -------   --------
                                        (DOLLARS IN MILLIONS)
Alco Office Products.....  $2,912  $2,240    30.0%  $ 251.8   $1199.4     26.3%
Unisource
  United States..........   6,183   5,108    21.0     184.1     148.8     23.7
  Canada.................     804     649    23.9      41.0      13.5
                           ------  ------           -------   -------
  Total Unisource........   6,987   5,757    21.4     225.1     162.3     38.7
                           ------  ------           -------   -------
Operating................   9,899   7,997    23.8     476.9     361.7     31.8
Unconsolidated affiliate.                                      (117.2)
Eliminations and
 nonallocated............      (7)     (1)           (117.0)*   (87.7)*
                           ------  ------           -------   -------
                           $9,892  $7,996    23.7   $ 359.9   $ 156.8
                           ======  ======           =======   =======

--------
* Includes interest costs and net corporate expenses.

FISCAL 1995 COMPARED TO FISCAL 1994

  The Company increased revenues $1.9 billion to $9.9 billion in fiscal 1995 from $8 billion in fiscal 1994. Income before taxes increased from $156.8 million in fiscal 1994 to $359.9 million in fiscal 1995. Earnings per share increased from $.55 to $1.67. Earnings per share from continuing operations in fiscal 1995 were $1.81, a 26.6% increase over $1.43 per share in 1994, excluding the loss on the sale of IMM Office Systems (IMMOS).

  AOP generated $672 million in increased revenues of which $387 million is related to AOP's base companies, while $68 million relates to fiscal 1994 acquisitions and $217 million to current-year acquisitions. Internal growth in AOP's base companies continues to be across all revenue segments but primarily in equipment sales, outsourcing and supplies. Revenues from Unisource's US operations increased $1.1 billion, of which $74 million relates to current- and prior-year acquisitions. Unisource's Canadian operations increased revenues $155 million, which is net of a negative impact of approximately $12 million relating to foreign currency rate fluctuations. Increased revenue at Unisource is primarily related to substantial price increases experienced in the paper industry during fiscal 1995, as well as sales volume increases.

  AOP's operating income increase of $52.4 million includes $6.1 million from fiscal 1994 acquisitions and $20.2 million from current-year acquisitions. The remaining $26.1 million increase from its base companies is primarily the result of higher operating contributions from the equipment, outsourcing and supply areas of AOP's businesses, along with increased operating income relating to its leasing activities through Alco Capital Resource, Inc. ("Alco Capital"), net of transformation program costs. Operating margins were 8.6% in 1995 compared to 8.9% in 1994. Excluding costs related to the AOP transformation program, the operating margin for 1995 was 9.0%.

  Operating income for Unisource's US operations increased $35.3 million. This increase includes $3.9 million contributed by current- and prior-year acquisitions. The remaining $31.4 million is from base companies, reflecting the impact of price and volume increases along with the net benefits realized from its restructuring program. Operating income for the Canadian paper operations increased $27.5 million primarily as a result of price increases and growth in the fine paper distribution business and restructuring benefits. Unisource's operating margins increased to 3.2% in fiscal 1995, from 2.8% in the prior year.

  The Company's foreign operations of AOP and Unisource generated $1.1 billion in revenues for fiscal 1995 compared with $843 million for the same period of the prior fiscal year. The Canadian paper distribution business represents $155 million or 62% of the total increase. The increase also includes $78 million from AOP's European operations and $17 million from AOP's Canadian operations. Operating income from foreign operations was $69 million for 1995, up $40 million from the prior year primarily as a result of the increase in operating income of the Canadian paper distribution business. In fiscal 1994, the Company recorded a total pretax loss of $117.2 million from its investment in IMMOS.

  In September 1995, the Company divested Central Products Company for $80 million in cash and notes and recorded a continuing operations pretax gain of approximately $4 million on the sale. Also included in the Company's continuing operations, and related to Central Products Company, are fiscal 1995 revenues of approximately $120 million and net income of $2.7 million.

  Interest expense increased $12 million from the comparable period in fiscal 1994, as a result of higher interest rates and borrowing levels during the year to fund acquisitions and working capital requirements, offset by the effect of the debt reductions resulting from the Company's conversion preferred stock offering in July 1995. The increase in income from continuing operations before taxes of $203.1 million consists of $85.9 million relating to the combined effect of improved operations from base companies and earnings contributed by acquisitions, net of increased interests costs and other corporate items and the $117.2 million loss on the investment in IMMOS recorded in 1994. The effective income tax rate for the current period is 39.1%. The effective tax rate for 1994 was 55%; however, excluding the IMMOS loss, the effective rate was 39.1%. Fiscal 1995 weighted average shares were 5.1 million shares greater than the 107.5 million shares for fiscal 1994, primarily the result of issuance of shares for acquisitions.

  The Company has owned several manufacturing and industrial businesses, all of which have been sold. Alco has retained certain environmental liabilities, however, relating to the pre-divestiture waste disposal activities of these discontinued businesses at manufacturing or landfill sites in the United States. As a result of several recent environmental remediation claims and increased costs associated with existing environmental remediation sites (primarily related to discontinued manufacturing operations divested by the Company in 1991 and prior, and no one of which is material on an individual basis to the Company's operations taken as a whole), the Company took a fourth quarter charge in fiscal 1995 to increase its accrual for environmental remediation. The discontinued operations charge was approximately $24 million ($17 million net of tax) or $.14 per share. The adjustment reflects management's best estimate, based on information currently available, of costs to be incurred for all existing and probable environmental liabilities relating to discontinued operations (which currently relate to eighteen different sites). Since most environmental claims are paid over a period of years, the impact on annual cash flow is expected to be minimal. While it is not possible to estimate what expenditures may be required in order for Alco to comply with environmental laws or discharge environmental liabilities in the future, Alco does not expect that expenditures for environmental claims will have a material adverse effect on it or its operations taken as a whole.

  The major components of the Unisource restructuring plan are proceeding as planned. Unisource management has reduced the pace at which certain changes are being made in order to better control the transformation process, thereby affecting the pace of planned headcount reductions and the timing of originally anticipated net benefits. Unisource expects to achieve the full benefit of the projected $100 million net annual benefits resulting from the completion of the restructuring in fiscal 1997. The restructuring reserve at September 30, 1995 is $39.3 million, which management believes is adequate to complete the restructuring plan.

  AOP has initiated a three-year transformation program to change its organization into a more cohesive and efficient network by building a uniform information technology system and implementing best practices for critically important management functions throughout the AOP companies. The initiative will include the exploration of new vendor alliances, the establishment of a national identity for the group and a targeted national accounts program.

  The Company was in arbitration with a former subsidiary, which had asserted that the Company was liable for certain employee liabilities. During the second quarter of fiscal 1995, the Company agreed to pay $10 million to the former subsidiary to settle this claim, which primarily has been charged against existing reserve for discontinued operations. The Company paid $5 million during the second quarter with the remaining $5 million to be paid over the next four years.

  In fiscal 1996, the Company plans to early adopt Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The effect on earnings of this accounting change is expected to be immaterial.

RESULTS OF OPERATIONS--1994

  Revenues and income before taxes by segment for fiscal years ended September 30, 1994 and September 30, 1993 and the percentage change for 1994 versus 1993 were:

                                   REVENUES           INCOME BEFORE TAXES
                            ------------------------ --------------------------
                             1994    1993   % CHANGE  1994     1993    % CHANGE
                            ------  ------  -------- ------   ------   --------
                                        (DOLLARS IN MILLIONS)
Alco Office Products....... $2,240  $1,586    41.2%  $199.4   $138.8     43.7%
Unisource
  United States............  5,108   4,174    22.4    148.8    118.7     25.4
  Canada...................    649     690    (5.9)    13.5     18.3    (26.2)
  Restructuring costs......                                   (175.0)
                            ------  ------           ------   ------
Total Unisource............  5,757   4,864    18.4    162.3    (38.0)
                            ------  ------           ------   ------
Operating..................  7,997   6,450    24.0    361.7    100.8
Unconsolidated affiliate...                          (117.2)    (2.5)
Eliminations and
 nonallocated..............     (1)     (5)           (87.7)*  (73.7)*
                            ------  ------           ------   ------
                            $7,996  $6,445    24.1   $156.8   $ 24.6
                            ======  ======           ======   ======

--------
* Includes interest costs and net corporate expenses.

FISCAL 1994 COMPARED TO FISCAL 1993

  The Company's revenues for fiscal 1994 were $8 billion, an increase of $1.5 billion over fiscal 1993 revenues of $6.5 billion. Income before taxes from operations increased to $361.7 million from $100.8 million in fiscal 1993, which included a restructuring charge of $175 million related to the Unisource operations. Earnings per share from continuing operations for fiscal 1994 were $.55 compared to $(.02) for fiscal 1993 which included a loss of $1.19 per share resulting from the Unisource restructuring charge. Earnings per share excluding the loss on the sale of the investment in IMMOS in fiscal 1994 and the effect of the restructuring charge in fiscal 1993 were $1.43 and $1.17, respectively.

  AOP generated $654 million in increased revenues, of which $288 million relates to fiscal 1993 acquisitions and $134 million to fiscal 1994 acquisitions. The remaining $232 million increase reflects continued internal growth in all revenue areas of AOP's base companies, particularly in its equipment, service and outsourcing businesses. The $934 million increase in revenues from Unisource's US operations includes $764 million from acquisitions (primarily Butler Paper) and $170 million of internal growth from its base companies. The $41 million revenue decrease in the Unisource Canadian paper businesses is primarily attributable to a 5.9% decrease in the average foreign exchange rate.

  AOP's operating income increase of $60.6 million includes $16.4 million from prior-year acquisitions and $10.2 million from current-year acquisitions. The remaining $34 million increase reflects continued internal growth from its base companies, which is primarily the result of higher operating contributions from the service, supply and outsourcing areas of AOP's businesses, along with increased operating income related to its leasing activities through Alco Capital. Operating income from Unisource's US paper operations increased $30.1 million. This increase represents a contribution of $17.6 million from prior-year acquisitions and $12.5 million from its base companies. The internal growth is attributable to improved gross margins and expense reductions realized in the last half of the fiscal year offset primarily by lower comparable margins experienced in the first half of the year. The Canadian paper distribution business decrease in operating income of $4.8 million is the result of the carryover of certain incremental merger costs related to the Canadian merger plan implemented in fiscal 1993, gross margin erosion in the first half of the fiscal year and the effects of the declining foreign exchange rates.

  Geographically, revenues from the Company's paper and office products operations outside the U.S. were $843 million for fiscal 1994 compared to $800 million for the prior fiscal year. The increase reflects $77 million from the European operations of Erskine acquired in fiscal 1993 along with $7 million from AOP internal growth, offset by a decrease of $41 million from the Canadian paper distribution business. Operating income from foreign operations was $29.1 million for fiscal 1994, an increase of $1.8 million from the prior year, the result of increased AOP foreign operations, offset by the decrease in operating income of the Canadian paper distribution business.

  The 49.9% investment in IMMOS in October 1992 marked the entry of the Company into the European market, and it was to serve as a base for further expansion in Europe. The venture agreement provided the Company with the option of acquiring the remaining shares of IMMOS over a three-year period beginning in 1996 if IMMOS achieved certain operating goals. However, the capital structure and organizational complexities of IMMOS, exacerbated by the distressed European economy and operational differences among the venture partners, had prevented IMMOS from progressing toward those goals. As a result, in September 1994, the Company sold its 49.9% interest in IMMOS for cash plus a passive interest in any subsequent sale of IMMOS for five years. The Company retains no ongoing liability in the joint venture and the parties exchanged complete mutual releases for past actions. In addition, the Company was relieved of the covenant not to compete in Europe contained in the joint venture agreement, although the parties will not compete with each other for a period expiring on December 31, 1995. As part of the transaction, the Company acquired profitable operations in Denmark and France and retained limited operations in Germany. The Company recognized a loss on the sale of its interest in IMMOS in the quarter ended June 30, 1994, and recorded a pretax loss of $115.3 million ($95.1 million, net of tax) equating to a loss per share of $.87 for the quarter ($.88 for fiscal 1994). This charge represents the write-off of the Company's investment in IMMOS plus certain transactional costs less cash proceeds from the sale together with related tax benefits. For the fiscal year ended September 30, 1994, the Company recorded a total pretax loss of $117.2 million from its investment in an unconsolidated affiliate. This includes a pretax loss of $115.3 million relating to the sale previously discussed and a $1.9 million operating loss on its investment through March 31, 1994.

  Interest expense increased by $3.6 million from fiscal 1993, a result of higher interest rates and borrowing levels during the year. Income before taxes from continuing operations increased by $132.2 million, which reflects the net effect of the $115.3 million loss on the sale of IMMOS in fiscal 1994 and the $175 million charge for restructuring costs in fiscal 1993. Income before taxes from continuing operations also includes improved operating results from base companies and earnings contributed by current- and prior-year acquisitions net of increased interest costs and other corporate items. The effective income tax rate for fiscal 1994 was 55% compared to 69% in fiscal 1993. The effective income tax rate for fiscal 1994, excluding the effect of the sale of IMMOS, was 39.1% compared with 39.6% in fiscal 1993, excluding the effect of the restructuring costs. Fiscal 1994 weighted average shares were 12.7 million shares greater than the 94.8 million shares for fiscal 1993, primarily the result of a public offering of Common Stock in December 1993.

  During the first quarter of fiscal 1994, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes"; the individual and combined effect on earnings of these accounting changes was immaterial.

FINANCIAL CONDITION AND LIQUIDITY

  Debt, excluding finance subsidiaries, was $632 million at September 30, 1995, an increase of $187 million from the Company's debt balance at September 30, 1994 of $445 million. This increase in borrowing levels was primarily to satisfy the Company's working capital and acquisition requirements, net of the proceeds from the July 1995 conversion preferred stock offering described below. On December 1, 1994, the Company entered into a credit agreement under which it may borrow up to $500 million. The Company may also borrow up to $100 million under another credit agreement. At September 30, 1995, short-term borrowings supported by these two facilities totaled $252.5 million, leaving $347.5 million unused and available. Debt as a percentage of capitalization was 25.3%, while the current ratio was 1.6 to 1. In July 1995, Moody's Investor Services upgraded the Company's debt rating to A3, from Baa1. At the end of fiscal 1995, the Company's commitments for capital expenditures were approximately $23 million, all of which is expected to be expended during fiscal 1996.

  In July 1995, the Company completed a public offering of approximately 3.9 million depositary shares, each representing 1/100 of a share of Series BB Conversion Preferred Stock. The Series BB Preferred Stock carries a dividend yield of 6.5% and automatically converts into the Company's Common Stock on October 1, 1998, unless previously converted at the option of the holder. The purpose of the offering is to fund the Company's ongoing acquisition program. Net proceeds of approximately $290 million were used to repay short-term borrowings incurred to fund working capital requirements and acquisitions.

  The Company recorded a pretax charge of approximately $24 million for environmental claims associated with discontinued manufacturing operations during the fourth quarter of fiscal 1995. Since most environmental claims are paid over a period of years, the impact on annual cash flow is expected to be minimal.

  The Company's change in cash from operating activities during fiscal 1995 primarily relates to working capital requirements. Unisource's working capital primarily reflects the effects of substantial price increases experienced in the paper business along with the increased sales volume. Changes in AOP's working capital primarily related to inventory from growth in the business along with supplier price increases.

  The Company estimates that total cash expenditures in connection with the Unisource restructuring plan will amount to $143 million, of which approximately $112 million has been spent to date, with the $31 million balance anticipated to be paid in fiscal 1996 and early fiscal 1997. Effective January 1, 1994, Unisource entered into a ten-year agreement with ISSC for $300 million, to provide the information technology system to be implemented as part of the restructuring plan. At September 30, 1995, the remaining commitment under the agreement was $217 million. The foregoing commitments are anticipated to be funded from Unisource's operating cash flow.

  Finance subsidiaries debt grew by $352.7 million from September 30, 1994, a result of increased leasing activity. On June 30, 1995, Alco Capital increased the amount available to be offered under its medium-term note program by $1 billion or the equivalent thereof in a foreign currency or currencies, of which $898 million is unused and available. The program allows Alco Capital to offer to the public, from time to time, medium-term notes having an aggregate initial offering price not exceeding the total program amount. These notes are offered at varying maturities of nine months or more from their dates of issue and may be subject to redemption at the option of Alco Capital or repayment at the option of the holder, in whole or in part, prior to the maturity date in conjunction with meeting specified provisions. Interest rates are determined based on market conditions at the time of issuance. As of September 30, 1995, $602 million of medium-term notes bearing a weighted average interest rate of 7.0% were outstanding.

  In addition, Alco Capital entered into an agreement in September 1994 to sell under an asset securitization program an undivided ownership interest in $125 million of eligible direct financing lease receivables. The agreement, which expires in September 1996, contains limited recourse provisions that require Alco Capital to assign an additional undivided interest in leases to cover any potential losses to the purchaser due to uncollectible leases. As collections reduce previously sold interests, new lease receivables can be sold up to $125 million. During fiscal 1995, Alco Capital sold $67 million in direct financing leases, replacing those leases liquidated and leaving the total amount of contracts sold unchanged at $125 million.

  The Company believes that its operating cash flow together with unused lines of credit and other financing arrangements will be sufficient to finance current operating requirements including capital expenditures, acquisitions and restructuring and transformation programs.

                                    BUSINESS

  Over the past decade, Alco has evolved from a diversified company into a growth-oriented, focused distribution company with two business segments, AOP and Unisource. The Company's expansion has been generated by both internal growth and strategic acquisitions. AOP is the largest network of independent office equipment dealers in North America and the United Kingdom, with a growing presence in Europe. Unisource is the leading paper and supply systems distribution network in the United States and Canada, and has recently expanded into Mexico.

  Alco has expanded by selectively acquiring domestic and international distribution companies which are integrated into Alco's existing distribution networks. This strategic acquisition policy has allowed Alco to grow market share and to expand into new markets. During fiscal 1995, AOP acquired 102 office products companies in the United States, Canada and Europe, with annualized revenues of approximately $578 million. These acquisitions include Southern Business Group (renamed A: Copy (UK) PLC), a publicly held office products dealer located in the United Kingdom, with revenues of approximately $86 million. During fiscal 1995, Unisource completed twelve acquisitions, primarily in supply systems target markets, with annualized revenues of approximately $152 million. Alco expects that acquisitions will continue to play an important role in its growth strategy.

  Alco is committed to maintaining a strong balance sheet and adhering to prudent financial policies. Alco's financial strength has provided it with the strategic flexibility to compete effectively and to take advantage of attractive acquisitions. During the last three fiscal years, the Company has completed three equity offerings, raising capital of approximately $800 million.

  Alco's two business segments have had a record of consistent growth in revenues and operating income. Revenues from continuing operations increased to $9.9 billion in fiscal 1995, from $4.3 billion in 1990. Operating income from continuing operations has grown to $477 million in fiscal 1995, from $190 million in fiscal 1990.

ALCO OFFICE PRODUCTS

  AOP is the largest independent marketer and distributor of copiers and office equipment in North America and the United Kingdom, with a growing presence in Europe. AOP has more than 813 locations in forty-eight states, six Canadian provinces and in Europe (mostly in the United Kingdom).

  AOP sells, rents and leases copiers, fax machines and other automated office equipment. AOP also provides equipment service and supplies. AOP provides customer financing through three equipment leasing subsidiaries in the United States, Canada and the United Kingdom. These leasing subsidiaries lease exclusively to AOP customers and provide a competitive advantage in marketing and customer retention. Alco's most significant leasing entity, Alco Capital, which serves AOP's U.S. market, had total assets of approximately $1 billion as of the end of fiscal 1995. AOP also operates a facilities management business
(FM), which provides central reprographic services for its customers on a per copy fee basis, mail/distribution services, records management, microfilming, office supplies and other services.

  AOP primarily distributes the products of Canon, Oce, Ricoh and Sharp. AOP has capitalized on the growth in demand for color copiers and plain paper fax machines as well as having expanded its product line to include larger, higher volume copiers, which increases servicing and supply opportunities. The Company's distribution agreement with Oce grants AOP distribution rights in the U.S. for the Oce high volume models 2475 and 2600. Oce's products are new to the American market, but well-known in Europe. Oce's products are recognized for their speed, quality and durability. Oce's superior quality, high volume copiers allow AOP to compete for the first time in this attractive segment of the copier market which represents nearly one-quarter of total copy volume in the United States.

  During fiscal years 1993, 1994 and 1995, AOP accounted for approximately 25%, 28% and 29%, respectively, of Alco's consolidated revenues from continuing operations, and 50%, 55% and 53%, respectively, of Alco's operating income (excluding Unisource restructuring charges of $175 million in 1993).

  AOP has pursued an active acquisition program. During fiscal 1995, AOP acquired 102 office products companies in the United States, Canada and Europe, with annualized revenues of approximately $578 million. AOP's fiscal 1995 acquisitions in the United Kingdom included Southern Business Group (renamed A:
Copy (UK) PLC). The acquisition of A: Copy, with fiscal 1995 annualized revenues of approximately $86 million, nearly doubles AOP's market share in the U.K. and adds a remanufacturing capability which offers additional opportunities for growth.

  AOP believes that it is positioned to benefit from the growth in multi-functional and network connected digital equipment, as these technologies develop and mature. The Company believes that these technologies will provide incremental growth opportunities through the remainder of the decade.

  AOP competes against numerous competitors over a wide range of markets on the basis of price, quality of service and product performance. Customers include large and small businesses, professional firms and governmental agencies.

  AOP recently initiated a three-year program to change its organization into a more cohesive and efficient network by building a uniform information technology system and implementing best practices for critically important management functions throughout the AOP companies. The initiative will include the establishment of a national identity for AOP, a targeted national accounts program and the exploration of new vendor alliances.

UNISOURCE

  Unisource is the largest marketer and distributor of paper and imaging products in North America. Unisource also distributes supply systems products, such as disposable paper and plastic products, packaging systems and maintenance supplies. Unisource has approximately 380 warehouses, distribution centers, sales offices and other facilities located throughout the United States, Canada and Mexico.

  Unisource focuses on five market segments: printing and publishing, business imaging, general manufacturing, food processing and retail grocery. Unisource combines its broad array of products with specialized customer services and is implementing sophisticated information technology to tailor solutions which lower the total cost of customers' procurement and improve the efficiency of their operations. Unisource offers its customers coordinated delivery of products, customized reporting and consolidated billing. Unisource's national distribution capabilities allow it to respond quickly to the customer's needs.

  Unisource is the leading supplier of printing papers to commercial printers, publishers and business forms manufacturers, which produce catalogs, brochures, advertising supplements, annual reports, business forms and direct mail advertising. Unisource's geographic scope and its market-driven orientation allow it to serve as a single-source supplier to meet all of its customers' paper and supply systems needs. Approximately 72% of Unisource's revenues are derived from the distribution of coated and uncoated printing, writing and reprographic papers. Unisource expects its supply systems operations, which currently represent approximately 28% of its revenues, to account for an increasing percentage of its sales in the future, and will focus its acquisition program over the next several years on supply systems companies.

  During fiscal 1993, 1994 and 1995, Unisource accounted for approximately 75%, 72% and 71%, respectively, of consolidated revenues from continuing operations, and 50%, 45% and 47%, respectively, of Alco's operating income (excluding Unisource restructuring charges of $175 million in 1993).

  In 1993, Unisource adopted a restructuring plan that encompasses installation of a customer-focused information system, re-engineering of warehouse and transportation management functions, regionalization of management and administrative support functions and consolidation of customer service locations. The major components of the Unisource restructuring plan are proceeding as planned. Unisource expects to achieve the full benefit of the projected $100 million annual net benefits resulting from the completion of the restructuring by the end of fiscal 1997. In fiscal 1995, Unisource achieved $25 million of such net benefits. Management believes that the remaining restructuring reserve at September 30, 1995 of $39 million is adequate to complete the restructuring plan.

  Unisource's extensive distribution network and national presence in both the United States and Canada enables it to service national accounts, and its large size gives the Company important economies of scale in purchasing and other functions. Unisource's operations compete in many different markets against both independent distributors and those owned by major paper manufacturers. Unisource competes principally on the basis of price, quality of service, and the range of products maintained in inventory. The percentage of paper products sold through distributors such as Unisource has increased over the past several years, and Unisource expects this trend to continue.

  Unisource is committed to growing its business both internally and through acquisitions. During fiscal 1995, Unisource completed twelve acquisitions (primarily supply systems and packaging companies), with annualized revenues of approximately $152 million.

                           DESCRIPTION OF BONDS

  The following description of the particular terms of the Bonds offered hereby (referred to in the Prospectus as "Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of Debt Securities set forth in the Prospectus, to which description reference is hereby made.

  The Bonds offered hereby will be limited to $250,000,000 aggregate principal amount and will constitute a series of Debt Securities of the Company. The
Bonds will bear interest at the rate of  % per annum, from     , 1995, or from
the most recent Interest Payment Date to which interest has been paid or duly
provided for, payable semiannually on      and     , commencing     , 1996, to
the persons in whose names the Bonds are registered at the close of business on
the      and     , as the case may be, preceding such      and     . Principal
of (and premium, if any) and interest on the Bonds will be payable at the office of First Fidelity Bank, N.A., the Trustee under the Indenture, in Philadelphia, Pennsylvania or at such other office designated by the Company; provided, however, that at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as such
address shall appear in the Bond Register. The Bonds will mature on     , 2025.

OPTIONAL REDEMPTION

  The Bonds will be redeemable as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of their principal amount or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to maturity on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield plus 15 basis points, plus in each case accrued interest to the date of redemption.

  "Treasury Yield" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the

Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

  "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Bonds that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a maturity comparable to the remaining term of the Bonds. "Independent Investment Banker" means Morgan Stanley & Co. Incorporated or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee.

  "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

  "Reference Treasury Dealer" means each of Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co., Lehman Brothers Inc. and Prudential Securities Incorporated and their respective successors, provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.

  Holders of Bonds to be redeemed will be given notice thereof by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption.

BOOK-ENTRY-ONLY ISSUANCE--THE DEPOSITORY TRUST COMPANY

  DTC will act as securities depositary for the Bonds. The information in this section concerning DTC and DTC's book-entry system is based upon information obtained from DTC. The Bonds will be issued only as fully-registered Bonds registered in the name of Cede & Co. (as nominee for DTC). One or more fully-registered global Bonds will be issued, evidencing in the aggregate the total number of Bonds, and will be deposited with DTC.

  DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants").

  Purchases of Bonds within the DTC system must be made by or through Direct Participants, which will receive a credit for the Bonds on DTC's records. The ownership interest of each actual purchaser of a Bond ("Beneficial Owner") is in turn to be recorded on the Direct or Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Bonds. Transfers of ownership interests in Bonds are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners.

  DTC has no knowledge of the actual Beneficial Owners of the Bonds; DTC's records reflect only the identity of the Direct Participants to whose accounts such Bonds are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

  Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  Principal (and premium, if any) and interest payments on the Bonds will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices and will be the responsibility of such Participant and not of DTC or Alco, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of Alco, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

  No Bonds evidenced by global Bonds may be exchanged in whole or in part for Bonds registered, and no transfer of global Bonds in whole or in part may be registered, in the name of any person other than DTC or any nominee of DTC unless DTC has notified the Company that it is unwilling or unable to continue as depositary for such global Bonds. All Bonds evidenced by one or more global Bonds or any portion thereof will be registered in such names as DTC may direct.

  As long as DTC, or its nominee, is the registered owner of the global Bonds, DTC or such nominee, as the case may be, will be considered the sole owner and holder of the global Bonds for all purposes under the Bonds and the Indenture. Except in the limited circumstances referred to above, owners of beneficial interests in global Bonds will not be entitled to have the global Bonds evidencing such Bonds registered in their names, will not receive or be entitled to receive physical delivery of Bonds in exchange therefor and will not be considered to be owners or holders of such global Bonds for any purpose under the Bonds.

SAME-DAY SETTLEMENT AND PAYMENT

  Settlement for the Bonds will be made in immediately available funds. All payments of principal (and premium, if any) and interest will be made by the Company in immediately available funds.

  Secondary trading in long-term notes, bonds and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the Bonds will trade in the Depository's Same-Day Funds Settlement System until maturity, and secondary market trading in the Bonds will therefore be required by the Depository to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Bonds.

                                  UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below (the "Underwriters"), and each of such Underwriters has severally agreed to purchase from the Company, the principal amount of the Bonds set forth opposite its name below:

                                                                PRINCIPAL AMOUNT
NAME                                                                OF BONDS
----                                                            ----------------
Morgan Stanley & Co. Incorporated..............................   $
Goldman, Sachs & Co............................................
Lehman Brothers Inc............................................
Prudential Securities Incorporated.............................
                                                                  ------------
  Total........................................................   $250,000,000
                                                                  ============

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Bonds offered hereby, if any are taken.

  The Underwriters propose to offer the Bonds in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers at such price
less a concession of   % of the principal amount of the Bonds. The Underwriters
may allow, and such dealers may reallow, a concession not in excess of   % of
the principal amount of the Bonds to certain brokers and dealers. After the initial offering of the Bonds, the offering price and other selling terms may from time to time be varied by the Underwriters.

  The Company does not intend to apply for listing of the Bonds on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Bonds, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Bonds and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Bonds.

  The Underwriting Agreement provides that the Company will indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, or contribute to payments the Underwriters may be required to make in respect thereof.

  Certain of the Underwriters and their affiliates engage in transactions with and perform services for the Company in the ordinary course of business.


                                 LEGAL MATTERS

  The validity of the Bonds will be passed upon for the Company by its General Counsel, J. Kenneth Croney, and for the Underwriters by Sullivan & Cromwell, New York, New York. As of October 31, 1995, Mr. Croney beneficially owned 58,714 shares of Common Stock of Alco, including 41,940 shares over which he has the right to acquire beneficial ownership through the exercise of stock options granted under Alco's 1981 Stock Option Plan or 1986 Stock Option Plan. Sullivan & Cromwell from time to time performs legal services for Alco. Mr. Croney and Sullivan & Cromwell will rely as to matters of Ohio law upon the opinion of Thompson, Hine and Flory, Cleveland, Ohio.

                                    EXPERTS

  The consolidated financial statements of Alco Standard Corporation incorporated by reference in the Company's Annual Report (Form 10-K) for the year ended September 30, 1995 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                           ALCO STANDARD CORPORATION

                   DEBT SECURITIES, PREFERRED STOCK AND

                               COMMON STOCK

                               ----------------

  Alco Standard Corporation (the "Company" or "Alco") may from time to time offer Debt Securities consisting of debentures, notes and/or other unsecured evidences of indebtedness in one or more series; Preferred Stock in one or more series (which may include Depositary Shares representing fractional interests in shares of Preferred Stock); and shares of Common Stock (collectively, the "Securities"), from which the Company will receive proceeds of up to an aggregate of $750,000,000. The Debt Securities, Preferred Stock and Common Stock may be offered independently or together in any combination for sale directly to purchasers or through dealers, underwriters or agents to be designated. The Securities will be offered to the public on terms determined by market conditions.

  The specific designation, aggregate principal amount, purchase price, maturity, rate (or method of calculation thereof) and time of payment of interest, if any, any conversion or exchange provisions, any redemption provisions, any subordination provisions and other specific terms not set forth herein of the Debt Securities in respect of which this Prospectus is being delivered; the specific title, number of shares, dividend rate (or method of calculation), liquidation preferences, any conversion or exchange provisions, any redemption provisions, any other specific terms of the Preferred Stock and any Depositary Shares in respect of which this Prospectus is being delivered; any listing on a securities exchange of the Securities in respect of which this Prospectus is being delivered; and the names of any underwriters, dealers or agents, and the other terms and manner of the sale and distribution of such Securities, are set forth in the accompanying Prospectus Supplement. See "Description of Debt Securities", "Description of Capital Stock", "Description of Depositary Shares" and "Plan of Distribution".

                               ----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

             THE DATE OF THIS PROSPECTUS IS DECEMBER 1, 1995.

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY ALCO OR ANY UNDERWRITER. THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

                               ----------------

                             AVAILABLE INFORMATION

  Alco is subject to the informational requirements of the Securities Exchange Act of 1934 (the "1934 Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by Alco with the Commission can be inspected and copied at the offices of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: New York Regional Office, Seven World Trade Center, New York, New York 10048, and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material can also be inspected at the New York, Philadelphia and Chicago Stock Exchanges on which Alco's common stock is listed.

                      DOCUMENTS INCORPORATED BY REFERENCE

  Alco's Annual Report on Form 10-K for the fiscal year ended September 30, 1995, heretofore filed by Alco with the Commission, is incorporated herein by reference.

  All documents filed by Alco pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. This Prospectus does not contain all information set forth in the Registration Statement and Exhibits thereto which Alco has filed with the Commission and to which reference is made hereby.

  Alco will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been incorporated in this Prospectus by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to: Corporate Affairs Department, Alco Standard Corporation, P.O. Box 834, Valley Forge, Pennsylvania 19482 (telephone number: (610) 296-8000).

                                  THE COMPANY

  Alco Standard Corporation ("Alco" or the "Company") is a marketing, distribution, and services company with operations in two primary businesses:
Alco Office Products ("AOP") and Unisource ("Unisource"). Alco's fiscal 1995 revenues were approximately $9.9 billion and its operating income was $477 million.

  AOP is the largest independent copier distribution network in North America and the United Kingdom, with a presence in Europe. AOP has more than 813 locations in forty-eight states, six Canadian provinces and Europe. AOP sells, rents and leases copiers, fax machines and other automated office equipment. AOP also provides equipment services and supplies, reprographic facilities management and specialized document copying services. Through its captive leasing companies, AOP finances equipment leases for customers of AOP companies throughout the United States, Canada and the United Kingdom. In fiscal 1995, AOP's revenues were $2.9 billion and its operating income was $252 million.

  Unisource is North America's largest marketer and distributor of paper and imaging products and supply systems, which includes disposable paper and plastic products, packaging systems, and maintenance supplies. Unisource has 380 facilities, which are located in every major metropolitan market in the United States, in every province of Canada and in Mexico. Unisource focuses on five market segments: commercial printing, business imaging, general manufacturing, food processing and retail grocery. Unisource combines its broad array of products with specialized customer services and is implementing a sophisticated information technology system to offer custom solutions which lower the total customer cost of procurement and improve the efficiency of customers' operations. In fiscal 1995, Unisource's revenues were $7.0 billion and its operating income was $225 million.

  Alco is managed as "The Corporate Partnership." Under this entrepreneurial philosophy, field executives maintain a high degree of operating autonomy over issues that affect the Company's ability to serve customers, while financial and administrative support is provided on a centralized basis.

  The address of Alco's principal executive offices is P.O. Box 834, Valley Forge, Pennsylvania 19482, telephone number (610) 296-8000.

                       RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth the historical ratios of earnings to fixed charges of Alco for the periods indicated:

                                                       FISCAL YEAR ENDED
                                                          SEPTEMBER 30
                                                    ------------------------
                                                    1995 1994 1993 1992 1991
                                                    ---- ---- ---- ---- ----
Ratio of Earnings to Fixed Charges................  3.8  3.7  1.3  3.5  2.8
Ratio of Earnings to Fixed Charges (Excluding Cap-
 tive Finance Subsidiaries).......................  4.7  4.4  1.4  4.2  3.3

  For purposes of calculating this ratio, earnings consist of income from continuing operations before provisions for income taxes and excluding the loss from unconsolidated affiliate, plus fixed charges. Fixed charges include interest expense on indebtedness, and an estimate of the interest component of rental expense. The first ratio gives effect to the consolidation of the captive finance subsidiaries of AOP. The second ratio excludes the income from continuing operations before provision for income taxes, and the fixed charges, attributable to those captive finance subsidiaries. The 1993 ratios include the Unisource $175 million ($113 million net of taxes) restructuring charge; if the restructuring charge were excluded for 1993, the ratios would be 3.3 (including captive finance subsidiaries) and 4.2 (excluding captive finance subsidiaries).

        RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

  The following table sets forth the historical ratios of earnings to fixed charges and preferred stock dividends of Alco for the periods indicated:

                                                      FISCAL YEAR ENDED
                                                         SEPTEMBER 30
                                                   ------------------------
                                                   1995 1994 1993 1992 1991
                                                   ---- ---- ---- ---- ----
Ratio of Earnings to Fixed Charges and Preferred
 Stock Dividends.................................. 3.2  3.1  1.1  3.5  2.8
Ratio of Earnings to Fixed Charges and Preferred
 Stock Dividends (Excluding Captive Finance
 Subsidiaries).................................... 3.7  3.5  1.1  4.2  3.2

  For purposes of calculating this ratio, earnings consist of income from continuing operations before provisions for income taxes and preferred stock dividends and excluding the loss from unconsolidated affiliate, plus fixed charges. Fixed charges include interest expense on indebtedness, and an estimate of the interest component of rental expense. Preferred stock dividends include the pretax earnings required to cover preferred stock dividend requirements. The first ratio gives effect to the consolidation of the captive finance subsidiaries of AOP. The second ratio excludes the income from continuing operations before provision for income taxes, and the fixed charges attributable to those captive finance subsidiaries. The 1993 ratios include the Unisource $175 million ($113 million net of taxes) restructuring charge; if the restructuring charge were excluded for 1993, the ratios would be 2.8 (including captive finance subsidiaries) and 3.4 (excluding captive finance subsidiaries).

                                USE OF PROCEEDS

  Unless otherwise specified in the Prospectus Supplement which accompanies this Prospectus, the net proceeds from the sale of the Securities will be added to the general funds of Alco and may be used to finance the acquisition of new companies and for general corporate purposes, including capital expenditures and working capital requirements.

                         DESCRIPTION OF DEBT SECURITIES

  The following description sets forth the material terms and provisions of the Debt Securities to which the accompanying Prospectus Supplement may relate. The particular terms and provisions of any series of Debt Securities offered by the Prospectus Supplement, and the extent to which such general terms and provisions described below may apply thereto, are described in the Prospectus Supplement relating to such series of Debt Securities.

  The Debt Securities will be issued under an Indenture (the "Indenture") between Alco and First Fidelity Bank, N.A., as Trustee (the "Trustee"), a form of which is filed as an exhibit to the Registration Statement filed with the Commission. Wherever particular sections or defined terms of the Indenture are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference.

GENERAL

  The Indenture does not limit the amount of Debt Securities which can be issued thereunder and provides that Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by Alco. Reference is made to the Prospectus Supplement which accompanies this Prospectus for the following terms and other information with respect to any Debt Securities being offered thereby: (i) the designation, aggregate principal amount and authorized denominations of such Debt Securities; (ii) the percentage of the principal amount at which such Debt Securities will be issued; (iii) the date or dates on which such Debt Securities will mature; (iv) the rate or rates per annum at which such Debt Securities will bear interest, if any, or the method of determination of such rate; (v) the time or times at which any such interest will be payable, the record dates for such interest payments and the date or dates from which interest will accrue; (vi) the place or places where the principal (and premium, if any) and interest will be payable; (vii) whether such Debt Securities will be convertible into or exchangeable for Common Stock or other securities of Alco, and the terms and conditions of any such conversions or exchanges; (viii) whether such Debt Securities will be subordinated to other indebtedness of the Company, and the terms and conditions of any such subordination; and (ix) any redemption or sinking fund provisions, additional restrictive covenants or other terms of such Debt Securities. (Section 301)

  Unless otherwise specified in the Prospectus Supplement which accompanies this Prospectus, principal, premium, if any, and interest, if any, are to be payable at the Corporate Trust Office of the Trustee or its successors in The City of New York, or at any other office or agency maintained by Alco for such purposes, provided that payment of interest, if any, may be made at the option of Alco by check mailed to the persons in whose names the Debt Securities are registered at the close of business on the day specified in the Prospectus Supplement accompanying this Prospectus. (Sections 202 and 1002)

  The Debt Securities will be issued only in fully registered form, without coupons. (Section 302) The Debt Securities will be exchangeable for other Debt Securities of the same series of a like aggregate principal amount in authorized denominations and will be transferable at any time or from time to time at the Corporate Trust Office of the Trustee or at any other office or agency of Alco maintained for that purpose. No service charge will be made for any such exchange or transfer of Debt Securities, but Alco may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305)

  Debt Securities of a single series may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

  One or more series of Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Federal income tax consequences and special considerations applicable to any such series will be described in the Prospectus Supplement relating thereto.

RANKING

  The Debt Securities will be unsecured and will rank on a parity with all other unsecured and unsubordinated indebtedness of Alco. At September 30, 1995, the Company had $352 million principal amount of long-term debt and $281 million principal amount of short-term debt (excluding, in each case, the debt of finance subsidiaries). The substantial majority of the Company's debt, excluding the finance subsidiaries' debt, is indebtedness of Alco (not subsidiary debt), ranking pari passu with the Debt Securities. At September 30, 1995, the debt of the finance subsidiaries was approximately $818 million. The Debt Securities do not rank senior to any of the debt of the Company or its subsidiaries. Unless otherwise indicated in the Prospectus Supplement relating to the Debt Securities, the covenants contained in the Indenture and the Debt Securities would not afford Holders of the Debt Securities protection in the event of a highly leveraged or other transaction involving Alco or a sudden and dramatic decline in credit quality resulting from an acquisition of Alco, or a recapitalization or similar restructuring of Alco, that may adversely affect Holders.

CERTAIN RESTRICTIVE PROVISIONS

  Alco covenants in the Indenture that so long as any of the Debt Securities remain outstanding, it will not, nor will it permit any Restricted Subsidiary (as defined, see "Definition of Certain Terms" below) to create or assume any mortgage, security interest, pledge or lien of or upon any Principal Property (as defined) or shares of capital stock or indebtedness of any Restricted Subsidiary (whether such Principal Property, shares of stock or indebtedness are now owned or hereafter acquired) without making effective provision whereby the Outstanding Debt Securities shall be secured equally and ratably with any and all other indebtedness or obligations thereby secured. This restriction, however, shall not apply to: (i) liens on any Principal Property existing at the time that it is acquired, or liens on any Principal Property acquired, constructed or improved by Alco or a Restricted Subsidiary which are created or assumed contemporaneously with, or within 180 days after (or in certain cases, 360 days after) the completion of such acquisition, construction or improvement to secure the purchase price of such property or the cost of such construction or improvement; (ii) liens on property or shares of capital stock or indebtedness of a corporation existing at the time such corporation is merged into or consolidated with Alco or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation as an entirety or substantially as an entirety to Alco or a Restricted Subsidiary;
(iii) liens on property or shares of capital stock or indebtedness of a corporation existing at the time such corporation becomes a Restricted Subsidiary; (iv) liens to secure indebtedness of a Restricted Subsidiary to Alco or to another Restricted Subsidiary; (v) liens in favor of the United States of America or any state thereof, or any department, agency or political subdivision of the United States of America or any state thereof, to secure partial, progress, advance or other payments pursuant to any contract or statute, including, without limitation, liens to secure indebtedness represented by pollution control or industrial revenue bonds, or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of constructing or improving the property subject to such liens; (vi) liens in favor of any customer arising in respect of partial, progress, advance or other payments made by or on behalf of such customer for goods produced for or services rendered to such customer in the ordinary course of business not exceeding the amount of such payments; (vii) liens existing at the date of the Indenture; (viii) mechanics', workers', repairmen's, materialmen's, warehousemen's, carriers' or other similar liens arising in the ordinary course of business; (ix) pledges or deposits under the workers' compensation laws or similar legislation and liens of judgments thereunder which are not currently dischargeable, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of money) or leases to which Alco or any Restricted Subsidiary is a party, or deposits in connection with obtaining or maintaining self-insurance or to obtain the benefits of any law, regulation or arrangement pertaining to unemployment insurance, old age pensions, social security or similar matters, or deposits of cash or obligations of the United States of America to secure surety, appeal or customs bonds to which Alco or any Restricted Subsidiary is a party, or deposits in litigation or other proceedings such as, but not limited to, interpleader proceedings; (x) liens created by or resulting from any litigation or proceedings which are being contested in good faith; liens arising out of judgments or awards against Alco or any Restricted Subsidiary with respect to which Alco or such Restricted Subsidiary is in good faith prosecuting an appeal or proceedings for review; or liens incurred by Alco or any Restricted Subsidiary for the purpose of obtaining a stay or discharge in the course of any legal proceeding to which Alco or such Restricted Subsidiary is a party; (xi) liens for taxes or assessments or governmental charges or levies not yet due or delinquent, or which can thereafter be paid without penalty, or which are being contested in good faith by appropriate proceedings; landlord's liens on property held under lease, and tenants' rights under leases; and easements; (xii) other liens incidental to the conduct of the business or the ownership of the property and assets of Alco or a Restricted Subsidiary which were not incurred in connection with the borrowing of money or the obtaining of advances or credit, and which do not, in the opinion of Alco, materially detract from the value of the property or assets or materially impair the use thereof in the operation of the business of Alco and its Restricted Subsidiaries taken as a whole; or (xiii) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any liens referred to in the foregoing clauses (i) through (xii), inclusive. (Section 1006)

  Sale and leaseback transactions by Alco or any Restricted Subsidiary of any Principal Property owned for more than 180 days (except for leases of not more than three years and except for leases between Alco and a Restricted Subsidiary or between Restricted Subsidiaries) are prohibited unless (i) Alco or such Restricted Subsidiary would be entitled to incur indebtedness secured by a lien on such property without equally and ratably securing the Debt Securities pursuant to the restrictions on liens described above, or (ii) Alco shall apply an amount equal to the Attributable Debt (as defined) of such transaction to
(a) the acquisition of one or more Principal Properties of equal or greater aggregate fair market value and/or (b) the retirement of indebtedness for borrowed money, including the Debt Securities, incurred by Alco or any Restricted Subsidiary (other than indebtedness for borrowed money owed to Alco or any Restricted Subsidiary), provided that the amount to be applied to the retirement of such indebtedness shall be reduced by (1) the principal amount of any Debt Securities delivered within 180 days after such sale to the Trustee for retirement or cancellation, and (2) the principal amount of such indebtedness, other than Debt Securities, voluntarily retired by Alco within 180 days after such sale. No retirement referred to in the foregoing clause
(ii)(b), however, may be effected by payment at maturity or pursuant to any mandatory sinking fund payment or mandatory prepayment provision. (Section
1007)

  Notwithstanding the foregoing restrictions on liens and sale and leaseback transactions, Alco and its Restricted Subsidiaries may, without securing the Debt Securities, acquiring one or more Principal Properties or retiring indebtedness for borrowed money, create or assume liens and enter into sale and leaseback transactions if the aggregate amount of all such liens and sale and leaseback transactions outstanding at the time such lien is assumed or created or such sale and leaseback transaction is entered into, as measured by all indebtedness secured by all such liens then outstanding or to be so created or assumed (and after giving effect to the retirement of any indebtedness or obligations which are concurrently being retired) and the Attributable Debt of all such sale and leaseback transactions then outstanding or to be so entered into, would not exceed 10% of Alco's Consolidated Net Assets (as defined), as determined in accordance with the most recent published balance sheet of Alco and after giving effect to the receipt and application of any proceeds of all indebtedness secured by all such liens to be created or assumed and of any sale and leaseback transactions to be entered into. (Section 1008)

DEFINITION OF CERTAIN TERMS

  "Attributable Debt" is defined as the present value (discounted as provided in the Indenture) of the obligation of a lessee for rental payments during the remaining term of any lease. (Section 1006)

  "Consolidated Net Assets" is defined as the total of all assets (after deducting all current liabilities) appearing on a consolidated balance sheet of Alco and its consolidated subsidiaries, prepared in accordance with generally accepted accounting principles, with the assets determined at their net book values (after deducting related depreciation, depletion, amortization and other valuation reserves). (Section 1006)

  "Principal Property" is defined as any manufacturing plant, research facility or warehouse located within the United States of America owned or leased by Alco or any Restricted Subsidiary which has a net book value exceeding 2 1/2% of Alco's Consolidated Net Assets, unless, in the opinion of the board of directors of Alco, such property (or a portion thereof) is not of material importance to the total business conducted by Alco as an entirety. (Section
1006)

  "Restricted Subsidiary" is defined to mean any Subsidiary which owns a Principal Property. (Section 1006)

  "Subsidiary" is defined to mean a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by Alco and/or by one or more of its other Subsidiaries. (Section 101)

MERGER AND CONSOLIDATION

  The Indenture provides that Alco may, without the consent of the Holders of Debt Securities of any series, consolidate with or merge with or into any other corporation, or convey, transfer or lease its properties and assets substantially as an entirety to any person, provided that in any such case (i) the successor corporation shall be a domestic corporation and such corporation shall assume by a supplemental indenture Alco's obligations under the Indenture, (ii) immediately after giving effect to such transaction, no Event of Default shall have occurred and be continuing, and (iii) if, as a result of any such transaction, the properties or assets of Alco would be subject to any lien not permitted under the restrictions on liens described above, the Debt Securities will be secured equally and ratably with (or prior to) all indebtedness secured thereby. Upon compliance with these provisions by a successor corporation, Alco (except in the case of a lease) would be relieved of its obligations under the Indenture and the Debt Securities. (Sections 801 and 802)

MODIFICATION AND AMENDMENT

  The rights and obligations of Alco and the rights of the Holders may be modified with respect to one or more series of Debt Securities issued under the Indenture with the consent of the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of each series so affected, provided that no such modification or amendment may, without the consent of the Holder of each Debt Security affected thereby: (i) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any such Debt Security; (ii) reduce the principal amount of, or the rate of interest, if any, on, or any premium payable upon the redemption of any Debt Security; (iii) reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon a declaration of acceleration of the Maturity thereof; (iv) change the place of payment where, or the coin or currency in which, any Debt Security or any premium or interest thereon is payable; (v) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (vi) reduce the above stated percentage of Outstanding Debt Securities necessary to modify or amend the Indenture; (vii) reduce the percentage of aggregate principal amount of Outstanding Debt Securities for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or (viii) modify (with certain exceptions) any provisions of the Indenture relating to modification and amendment of the Indenture or waiver of compliance with conditions and defaults thereunder. (Section 902)

EVENTS OF DEFAULT

  The Indenture defines an Event of Default with respect to any series of Debt Securities as being any one of the following events and such other event as may be established for the Debt Securities of a particular series: (i) failure to pay principal of (or premium, if any, on) any Debt Security of that series when due; (ii) failure to pay any interest installment on any Debt Security of that series when due, continued for 30 days; (iii) failure to deposit any sinking fund payment on any Debt Security of that series when due; (iv) failure to perform any other covenant of Alco (other than a covenant included in the Indenture solely for the benefit of series of Debt Securities other than that series), continued for 60 days after receipt of written notice by Alco;

(v) failure to pay when due, or acceleration pursuant to the terms of any agreement or instrument of the maturity of, any indebtedness of Alco for borrowed money, if such indebtedness aggregates $10,000,000 or more and such indebtedness is not discharged or such acceleration is not rescinded or annulled within 10 days after receipt of written notice by Alco; (vi) certain events in bankruptcy, insolvency or reorganization in respect of Alco; and
(vii) any other defaults provided with respect to Debt Securities of that series. (Section 501) An Event of Default with respect to a particular series of Debt Securities issued under the Indenture does not necessarily constitute an Event of Default with respect to any other series of Debt Securities issued thereunder. The Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except in the payment of principal, premium or interest or the making of any sinking fund payment) if it considers such withholding to be in the interests of such Holders. (Section 602)

  If an Event of Default (as defined) shall occur and be continuing with respect to any series of Debt Securities, either the Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of such series (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) may accelerate the maturity of such series; provided, however, that after such acceleration, but before a judgment or decree based on such acceleration, the Holders of a majority in principal amount of such series may rescind and annul such acceleration under certain circumstances. (Section
502) The Holders of a majority in principal amount of the Outstanding Debt Securities of such series may waive any past default under the Indenture, except a default in the payment of principal, premium, if any, or interest or in the making of any sinking fund payment or in respect of a covenant or provision which cannot be modified or amended without the consent of each of the Holders of affected Debt Securities. (Section 513)

  Except as otherwise provided in the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default (as defined) shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable security or indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series affected shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of such series. (Section 512)

  Alco is required to furnish to the Trustee annually a statement as to any default under the Indenture. (Section 1009)

DEFEASANCE AND COVENANT DEFEASANCE

  The Indenture provides, if such provision is made applicable to the Debt Securities of any series pursuant to Section 301 of the Indenture, that Alco may elect either (i) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of the Debt Securities and to hold moneys for payment in trust) ("defeasance") or (ii) to be released from its obligations with respect to such Debt Securities under the covenants described above under "Certain Restrictive Provisions," in which case the events specified above in clauses
(iv) (insofar as it relates to such covenants) and (v) under "Events of Default" shall no longer be Events of Default in respect of such Debt Securities ("covenant defeasance"), in either case upon the deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money, and/or U.S. Government Obligations (as defined) which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities and any mandatory sinking fund or analogous payments thereon on the scheduled due dates therefor. Such a trust may only be established if, among other things, Alco has delivered to the Trustee an opinion of counsel (as specified in the Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such opinion, in the case of defeasance under clause (i) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable Federal income tax law occurring after the date of the Indenture. (Sections 1301, 1302, 1303 and
1304)

REGARDING THE TRUSTEE

  From time to time, the Trustee extends credit to, and performs other customary banking services for, Alco in the ordinary course of business.

                          DESCRIPTION OF CAPITAL STOCK

  The Company is currently authorized to issue 150,000,000 shares of Common Stock and 2,135,878 shares of Serial Preferred Stock ("Preferred Stock"). On January 25, 1996, Alco's shareholders are expected to approve an increase in the authorized number of common shares from 150,000,000 to 300,000,000. Both classes are without par value. The Common Stock is subject to the express terms of the Preferred Stock. The Preferred Stock may be issued from time to time in one or more series, without stockholder approval, with such designations, preferences and relative rights, and qualifications, limitations, or restrictions thereof as shall be adopted by the Board of Directors. Two series of Preferred Stock are outstanding. The particular terms and provisions of any series of Preferred Stock offered by the Prospectus Supplement, and the extent to which such general terms and provisions described below may apply thereto, are described in the Prospectus Supplement relating to such series of Preferred Stock.

DIVIDEND RIGHTS

  Common Stock. Dividends and other distributions of assets may be made with respect to the Common Stock from time to time by the Board of Directors within the limits and from the sources permitted by law after payment or provision for payment of all accrued and unpaid dividends (which are cumulative) on the Preferred Stock, so long as there is no default in any sinking fund provisions for the Preferred Stock.

  Preferred Stock. The outstanding Preferred Stock is entitled to payment of annual per share dividends as follows: Series AA, $237.50 ($2.375 per Depositary Share) through January 2, 1996 and $325.00 ($3.25 per Depositary Share) thereafter; and Series BB, $504.00 ($5.04 per Depositary Share).

  So long as any shares of Preferred Stock are outstanding, the Company may not
(a) declare or pay any dividends (other than dividends payable in Common Stock or other shares of the Company ranking junior to the Preferred Stock) to holders of Common Stock or shares of the Company of any other class ranking on a parity with or junior to the Preferred Stock, or (b) make any distributions of assets (directly or indirectly, by purchase, redemption or otherwise) to the holders of Common Stock or shares of the Company of any other class ranking on a parity with or junior to the Preferred Stock (except in the case of shares purchased in compromise of claims, or to prevent loss on doubtful debts and except in the case of shares purchased out of the proceeds of the sale of Common Stock or other shares ranking junior to the Preferred Stock received by the Company, subsequent to January 1, 1968):

    (a) Unless all accrued and unpaid dividends on shares of Preferred Stock, including the full dividends for the then quarterly dividend period, shall have been paid or declared and funds sufficient for payment thereof set apart; and

    (b) Unless there shall be no arrearages with respect to redemption of shares of Preferred Stock from any sinking fund provided therefor.

  No dividends may be paid upon or declared or set apart for any of the Preferred Stock for any quarterly dividend period unless at the same time a like proportionate dividend for the same quarterly dividend period, ratably in proportion to the respective annual dividend rates fixed therefor, shall be paid upon or declared or set apart for all Preferred Stock of all series then issued and outstanding and entitled to receive such dividend.

PREEMPTIVE RIGHTS

  Common Stock. The holders of Common Stock do not have any preemptive right to purchase or have offered to them for purchase any shares or other securities of the Company.

  Preferred Stock. The only preemptive right of holders of Preferred Stock is to participate in certain distributions, if any were to be made by the Company, to holders of Common Stock of options or rights to acquire Common Stock, or of evidences of the Company's debt or assets (other than cash).

COMMON STOCK PURCHASE RIGHTS

  In February 1988, the Company declared and paid a dividend distribution of one right for each outstanding share of Common Stock. The Rights become exercisable ten days (or such later date, not beyond thirty days, as is fixed by the Board of Directors) after the earlier of: (a) public announcement that an individual or group has acquired or obtained the right to acquire 20% or more of the Company's Common Stock or (b) an individual or group commences or announces an intention to commence a tender or exchange offer that could result in the acquisition of 30% or more of such securities (the "Separation Date"). When exercisable, each Right entitles the holder to purchase one one-hundredth of a share of Alco's Series 12 Preferred Stock for $75 (the "Exercise Price"), subject to adjustment. Further, if any person or group owning 20% or more of Alco's outstanding Common Stock (a) engages in certain self-dealing practices with the Company, or (b) causes the Company to forego or reduce quarterly dividends or take an action which would result in a more than 2% increase in the other entity's proportionate share of the Company's outstanding shares; or if any person or group acquires 30% or more of the Company's outstanding stock, each Right would entitle the holder thereof to acquire for the Exercise Price shares of Common Stock having a market value equal to twice the Right's exercise price.

  If the Company were acquired in a merger or other business combination, or if more than 50% of its earning power or assets were sold in one transaction or a series of transactions, each Right would entitle the holder thereof to purchase shares of the acquiring company's common stock having a market value equal to twice the Right's exercise price. The Rights that are or were held by a person or group owning 20% or more of Alco's outstanding voting securities become void if such person or group engages in an event which entitles holders of the Rights to purchase Common Stock or common stock of the acquiring company having a market value equal to twice the Right's exercise price.

  The Rights, which expire on February 10, 1998, are non-voting and may be redeemed by Alco at a price of $.05 per Right any time prior to ten days after public announcement that a person has acquired 20% or more of the Company's outstanding voting securities. Until the Separation Date, the Rights are transferable with and only with the Common Stock.

VOTING RIGHTS

  Common Stock. Subject to certain voting rights of holders of the Preferred Stock to vote in certain circumstances and with respect to certain matters as a class, the holders of the Common Stock currently have full voting rights upon all matters presented for shareholder action. Shareholders do not have the right to cumulate votes in electing directors.

  Preferred Stock. The holders of Preferred Stock are entitled to one vote per share, and except as otherwise provided by specific provisions of the Company's Articles of Incorporation or by Ohio law, to vote on all matters together with the holders of Common Stock as one class. The holders of Preferred Stock are not entitled to cumulate votes in electing directors. The Articles of Incorporation of Alco provide that in the event of default in the payment, in whole or in part, of six quarterly dividends on the Preferred Stock, whether or not consecutive, the holders of shares of Preferred Stock will be entitled to elect two directors of the Company, to serve in addition to the directors otherwise elected. Such right to elect additional directors is in lieu of the other rights of the holders of Preferred Stock to vote for directors, and will remain in effect until no quarterly dividend is in default. It is also provided that the vote or written consent of at least two-thirds of the outstanding shares of Preferred Stock voting as a class is necessary to effect (i) any amendment or repeal of any of the provisions of the Articles of Incorporation or the Code of Regulations of Alco which affects the voting powers, rights, privileges or preferences of the holders of the Preferred Stock, (ii) the authorization or issue of any stock, or any security convertible into any stock, ranking prior to the Preferred Stock, (iii) the purchase or redemption of less than all the Preferred Stock then outstanding (except in accordance with a stock purchase offer made to all holders of Preferred Stock) when any dividends or sinking fund obligations on the Preferred Stock are in arrears, or (iv) the sale, lease or conveyance by Alco of all or substantially all of its property or business, its voluntary liquidation or dissolution, or its consolidation with or merger into any other corporation, unless the resulting corporation will have no shares authorized or outstanding ranking prior to or on a parity with the Preferred Stock except the same number with the same rights and preferences as those of the Company authorized and outstanding immediately preceding such consolidation or merger, and unless each holder of Preferred Stock immediately prior thereto receives the same number of shares, with the same rights and preferences, of the resulting corporation. It is further provided that the vote or written consent of two-thirds of the holders of shares of any series is necessary to amend the Articles of Incorporation or Code of Regulations of the Company in such a way as to affect adversely and particularly the preferences, rights, powers or privileges of such series. No such vote or consent of the holders of Preferred Stock or any series thereof is required if provision has been made for the redemption of all of the Preferred Stock (or any series thereof). In addition, the Company may not create additional classes of stock or increase the authorized number of shares of Preferred Stock ranking on a parity with the Preferred Stock with respect, in each case, to the payment of dividends and amounts upon liquidation, dissolution and winding up without the vote or written consent of at least a majority of the outstanding shares of Preferred Stock voting as a class.

REDEMPTION PROVISIONS AND SINKING FUND

  Common Stock. The Common Stock is not redeemable.

  Preferred Stock. The directors are empowered to determine any redemption rights and price of each series of the Preferred Stock.

  The Series AA Preferred Stock and the Depositary Shares representing such stock are not redeemable prior to January 9, 1996. On and after January 9, 1996 and until January 9, 2000, the Series AA Preferred Stock will be redeemable, in whole or in part, at the option of the Company, for such number of shares of Common Stock as are issuable at a conversion price of $22.32 per share of Common Stock (equivalent to an approximate conversion rate of 2.2402 shares of Common Stock for each Depositary Share), subject to adjustment in certain circumstances. The Company may exercise this option only if for 20 trading days within any period of 30 consecutive trading days, including the last trading day of such 30 trading day period, the closing price of the Common Stock on the New York Stock Exchange ("NYSE") exceeds $29.02, subject to adjustment in certain circumstances. Subject to the market price of the Common Stock, Alco intends to exercise its option to redeem all of the Series AA Preferred Stock as soon as practicable after January 9, 1996. On and after January 9, 2000 (if the option to redeem is not previously exercised by Alco) the Series AA Preferred Stock will be redeemable, in whole or in part at the option of the Company, for cash at a redemption price equivalent to $50.00 per Depositary Share, plus accrued and unpaid dividends. The Series AA Preferred Stock is not entitled to the benefit of any sinking fund.

  The Series BB Preferred Stock and the Depositary Shares representing such stock are not redeemable.

CONVERSION RIGHTS

  Common Stock. The Common Stock is not convertible into any other security.

  Preferred Stock. The directors are empowered to determine whether the shares of any series of the Preferred Stock will be convertible into Common Stock, and, if so, the conversion price or prices and the other terms or provisions of such rights. Series AA is convertible at any time prior to the close of business on the redemption date thereof at a conversion price of $22.32 per share of Common Stock (equivalent to an approximate conversion rate of 2.2402 shares of Common Stock per Depositary Share). Series BB preferred shares are convertible at the option of the holder until October 1, 1998, at which time each share will automatically convert to a number of shares of Common Stock determined by an exchange rate which will vary based on the market price of the Common Stock at that time, and which will range from 1.6393 to 2.0 shares of Common Stock per Depositary Share. The conversion rights with respect to the outstanding Preferred Stock are subject to proportionate adjustment if Alco combines or splits the outstanding shares of Common Stock or pays a dividend in Common Stock. Shares of Common Stock issuable upon the exercise of outstanding stock options are similarly subject to proportionate adjustment in such events. Shares of Preferred Stock which have been converted must be retired and may not be reissued.

LIQUIDATION RIGHTS

  Common Stock. The holders of Common Stock are entitled pro rata to the assets of Alco in the event of voluntary or involuntary liquidation, subject to the rights of creditors and the rights of the holders of the Preferred Stock to receive certain per share amounts plus accrued unpaid dividends.

  Preferred Stock. In the event of voluntary or involuntary liquidation, the holders of the outstanding Preferred Stock are entitled to receive the following per share amounts plus accrued and unpaid dividends: Series AA, $5,000.00 ($50.00 per Depositary Share); and Series BB, $7,737.50 ($77.375 per
Depositary Share). At September 30, 1995, the preference upon liquidation of the shares of Preferred Stock of Series AA and Series BB aggregated $501,248,000. After provision for the liquidation preference of Preferred Stock at September 30, 1995, the portion of shareholders' equity applicable to Common Stock was $1,367,000,000. In the opinion of counsel for Alco, there are no restrictions upon the payment of dividends or other distributions out of surplus solely by reason of the excess of the liquidation preference over the carrying value of the Preferred Stock, and there are no remedies available to security holders before or after the payment of any dividend or distribution solely because such dividend may reduce surplus to an amount less than the amount of such excess. The Preferred Stock has priority over the Common Stock on any liquidation, dissolution or winding up to the extent of the liquidation price plus any accrued and unpaid dividends. The directors have authority in establishing any series to determine the liquidation price for each series in the event of any liquidation, dissolution or winding up.

                        DESCRIPTION OF DEPOSITARY SHARES

  The description set forth below and in any Prospectus Supplement of certain provisions of the Deposit Agreement and of the Depositary Shares and Depositary Receipts (as those terms are defined below) does not purport to be complete and is subject to, and qualified in its entirety by reference to, the form of Deposit Agreement and form of Depositary Receipts which are filed as an exhibit to the Registration Statement of which this Prospectus is a part.

GENERAL

  The Company may, at its option, elect to offer fractional shares, rather than full shares, of any series of Preferred Stock. Each such fractional share of Preferred Stock will be represented by a depositary share (collectively, the "Depositary Shares") pursuant to the terms of a Deposit Agreement (the "Deposit Agreement") among the Company, a bank or trust company selected by the Company (the "Depositary") and all holders from time to time of depositary receipts issued thereunder (the "Depositary Receipts"). The Depositary Shares will be evidenced by Depositary Receipts. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, proportionately, to all the rights, preferences and privileges of the fractional share of Preferred Stock represented thereby (including dividend, voting and liquidation rights), and subject to all of the limitations of the fractional share of Preferred Stock represented thereby, which are either summarized above under "Description of Capital Stock" or set forth in the Prospectus Supplement relating to such series of Preferred Stock.

ISSUANCE OF DEPOSITARY RECEIPTS AND WITHDRAWAL OF PREFERRED STOCK FROM DEPOSIT

  Immediately following the issuance by the Company of the shares of any series of Preferred Stock to be represented by Depositary Shares, the Company will deposit such shares of Preferred Stock with the Depositary, which will then issue and deliver the Depositary Receipts to the Company. The Company will, in turn, deliver the Depositary Receipts to the purchasers of the Preferred Stock. Depositary Receipts will be issued evidencing only whole Depositary Shares.

  Upon surrender of Depositary Receipts at the Corporate Office (as defined in the Deposit Agreement) of the Depositary (or such other office as the Depositary may designate), the owner of the Depositary Shares evidenced thereby is entitled at such office to certificates evidencing the number of shares of Preferred Stock (but only in whole shares of Preferred Stock) represented by such Depositary Receipts. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of whole shares of Preferred Stock to be withdrawn, the Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

DIVIDENDS AND OTHER DISTRIBUTIONS

  The Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares representing such Preferred Stock in proportion to the numbers of such Depositary Shares owned by such holders on the relevant record date. In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

REDEMPTION OF DEPOSITARY SHARES

  If a series of the Preferred Stock underlying the Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of such series of the Preferred Stock held by the Depositary. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of the Preferred Stock. If less than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata.

  After the date fixed for redemption (which will be the same date as the redemption date for the Preferred Stock), the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Shares will cease, except the right to receive the moneys payable upon such redemption and any money or other property to which the holders of such Depositary Shares were entitled upon such redemption upon surrender to the Depositary of the Depositary Receipts evidencing such Depositary Shares.

VOTING

  Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the

Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of shares of Preferred Stock underlying such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the number of shares of Preferred Stock underlying such Depositary Shares in accordance with such instructions, and the Company will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting shares of Preferred Stock to the extent the Depositary does not receive specific instructions from the holders of Depositary Shares relating to such shares.

AMENDMENT OF THE DEPOSIT AGREEMENT

  The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary. However, any amendment which imposes or increases any fees, taxes, or other changes upon holders of Depositary Receipts (other than taxes and other governmental charges, fees, and other expenses payable by such holders as stated under "Charges of Depositary"), or which otherwise prejudices any substantial existing right of holders of Depositary Receipts, will not take effect as to outstanding Depositary Receipts until the expiration of 30 days after notice of such amendment has been mailed to the record holders of outstanding Depositary Receipts. Every holder of Depositary Receipts at the time any such amendment becomes effective shall be deemed to consent and agree to such amendment and to be bound by the Deposit Agreement.

CHARGES OF DEPOSITARY

  The Company will pay all transfer and other taxes and governmental charges that arise solely from the existence of the depositary arrangements. The Company will pay the charges of the Depositary in connection with the initial deposit of the Preferred Stock and any redemption of the Preferred Stock. Holders of Depositary Shares will pay all other transfer and other taxes and governmental charges, and, in addition, such other charges as are expressly provided in the Deposit Agreement to be for their accounts.

MISCELLANEOUS

  The Depositary will forward to the holders of Depositary Shares all reports and communications from the Company which the Company is required to furnish to the holders of the Preferred Stock.

  Neither the Depositary nor the Company will be liable if it is prevented or delayed by law or any circumstances beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Company and the Depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceedings in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or information provided by persons presenting Preferred Stock for deposit, holders of Depositary Shares or other persons believed to be competent and on documents believed to be genuine.

RESIGNATION AND REMOVAL OF DEPOSITARY; TERMINATION OF THE DEPOSIT AGREEMENT

  The Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary will be appointed by the Company within 45 days after delivery of the notice of resignation or removal. The Deposit Agreement may be terminated at the direction of the Company or by the Depositary if a period of 45 days shall have expired after the Depositary has delivered to the Company written notice of its election to resign and a successor depositary shall not have been appointed. Upon termination of the Deposit

Agreement, the Depositary will discontinue the transfer of Depositary Receipts, will suspend the distribution of dividends to the holders thereof, and will not give any further notices (other than notice of such termination) or perform any further acts under the Deposit Agreement except that the Depositary will continue to collect dividends and other distributions pertaining to the Preferred Stock, will sell rights, preferences or privileges as provided in the Deposit Agreement and will continue to deliver Preferred Stock certificates together with such dividends and distributions and the net proceeds of any sales of rights, preferences, privileges, or other property in exchange for Depositary Receipts surrendered. At any time after the expiration of two years from the date of termination, the Depositary may sell the Preferred Stock and hold the proceeds of such sale, without interest, for the benefit of the holders of Receipts who have not then surrendered their Receipts. After making such sale, the Depositary will be discharged from all obligations under the Deposit Agreement except to account for such proceeds. In the event the Deposit Agreement is terminated, the Company will use its best efforts to list the underlying shares of Preferred Stock on any stock exchange on which such Depositary Shares were listed.

                              PLAN OF DISTRIBUTION

  The Company may sell Securities to or through underwriters, and also may sell Securities directly to other purchasers or through agents.

  The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

  Sales of shares of Common Stock offered hereby may be effected from time to time in one or more transactions on the NYSE or in negotiated transactions or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at other negotiated prices. In connection with distributions of shares of Common Stock or otherwise, the Company may enter into hedging transactions with broker-dealers in connection with which such broker-dealers may sell shares of Common Stock registered hereunder in the course of hedging through short sales the positions they assume with the Company.

  In connection with the sale of Securities, underwriters or agents may receive compensation from the Company or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Any underwriters or agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933 (the "Act"). Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement.

  Under agreements which may be entered into by the Company, underwriters and agents who participate in the distribution of Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Act.

  If so indicated in the Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of such Securities shall not at the time of delivery by prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

  Certain of the underwriters or agents and their associates may be customers of, engage in transactions with and perform services for the Company in the ordinary course of business.

                                    EXPERTS

  The consolidated financial statements of Alco Standard Corporation incorporated by reference in the Company's Annual Report (Form 10-K) for the year ended September 30, 1995 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             VALIDITY OF SECURITIES

  The validity of the Securities will be passed upon for Alco by its General Counsel, J. Kenneth Croney, and for any underwriters by Sullivan & Cromwell, New York, New York. As of October 31, 1995, Mr. Croney beneficially owned 58,714 shares of Common Stock of Alco, including 41,940 shares over which he has the right to acquire beneficial ownership through the exercise of stock options granted under Alco's 1981 Stock Option Plan or 1986 Stock Option Plan. Sullivan & Cromwell from time to time performs legal services for Alco.

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION*

S.E.C. Filing Fee..................................................... $258,621
Rating Agency Fees....................................................   61,250
Trustee's Charges.....................................................    5,500
Printing and Engraving................................................   90,000
Accounting Fees.......................................................  100,000
Stock Exchange Listing Fees...........................................   25,000
Blue Sky Fees and Expenses............................................   30,000
Miscellaneous.........................................................   20,000
                                                                       --------
    Total............................................................. $590,371
                                                                       ========

--------

* All of the amounts, except for the S.E.C. filing fee, have been estimated. Rating agency fees and trustee's charges are estimated for a total of $250 million in debt securities.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Ohio General Corporation Law provides that a corporation shall indemnify persons who incur certain liabilities or expenses in the successful defense of a suit or a proceeding brought by reason of the fact that such persons are or were directors or officers of the corporation. Pursuant to Ohio law, Alco has adopted, as part of its Code of Regulations, provisions whereby Alco shall indemnify such persons against expenses (including attorneys' fees) reasonably incurred in connection with the successful defense of such actions.

  If unsuccessful in defense of a third-party civil suit or a criminal suit, or if such a suit is settled, such a person shall be indemnified under the Code of Regulations against both (1) expenses (including attorneys' fees) and (2) judgments, fines and amounts paid in settlement if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of Alco, and with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful.

  If unsuccessful in defense of a suit brought by or in the right of Alco, or if such suit is settled, such a person shall be indemnified under such law only against expenses (including attorneys' fees) incurred in the defense or settlement of such suit if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of Alco except that if such a person is adjudged to be liable in such a suit for negligence or misconduct in the performance of his duty to Alco, he cannot be indemnified unless specific court approval is obtained.

  Alco has purchased liability insurance policies covering its directors and officers to provide protection where Alco cannot legally indemnify a director or officer and where a claim arises under the Employee Retirement Income Security Act of 1974 against a director or officer based upon an alleged breach of fiduciary duty or other wrongful act.

ITEM 16. EXHIBITS

 EXHIBIT
 NUMBER                         DESCRIPTION OF EXHIBITS
 -------                        -----------------------
  (1)    --Form of Underwriting Agreement for Debt (incorporated herein by reference to Form S-3 of the registrant, Registration Statement No.
           33-4829, Exhibit (1))
  (1.1)  --Form of Underwriting Agreement for Equity (incorporated herein by reference to Form S-3 of the registrant, Registration Statement No.
           33-62460, Exhibit (1.1))
  (1.2)  --Form of Distribution Agreement*

 EXHIBIT
 NUMBER                          DESCRIPTION OF EXHIBITS
 -------                         -----------------------
  (4)    --Form of Indenture between the registrant and First Fidelity Bank,
           N.A., Trustee*
  (4.1)  --Form of Debt Securities (included in the form of Indenture filed as
           Exhibit (4) to this Registration Statement)
  (4.2)  --Form of Certificate for Shares of Common Stock (incorporated herein by reference to Form S-3 of the registrant, Registration Statement
           No. 33-62460, Exhibit (4.2))
  (4.3)  --Form of Certificate for Shares of Preferred Stock (incorporated herein by reference to Form S-3 of the registrant, Registration
           Statement No. 33-62460, Exhibit (4.3))
  (4.4)  --Form of Certificate for Depositary Receipts (included in the form of
           Deposit Agreement incorporated by reference in Exhibit (4.5) to this
           Registration Statement)
  (4.5)  --Form of Deposit Agreement (incorporated herein by reference to Form
           S-3 of the registrant, Registration Statement No. 33-62460, Exhibit
           (4.5))
  (5)    --Opinion of J. Kenneth Croney General Counsel of the registrant, as to the validity of the Securities*
 (12)    --Computation of Ratio of Earnings to Fixed Charges*
 (12.1)  --Computation of Ratio of Earnings to Fixed Charges excluding captive finance subsidiaries*
 (12.2)  --Computation of Ratio of Earnings to Fixed Charges and Preferred
           Stock Dividends*
 (12.3)  --Computation of Ratio of Earnings to Fixed Charges and Preferred
           Stock Dividends excluding captive finance subsidiaries*
 (23)    --Consent of Ernst & Young LLP
 (23.1)  --Consent of J. Kenneth Croney, General Counsel of the registrant
           (contained in the opinion filed as Exhibit (5) to this Registration
           Statement)
 (24)    --Powers of Attorney; Certified Resolution re: Powers of Attorney*
 (25)    --Form T-1 Statement of Eligibility under the Trust Indenture Act of
           1939 of First Fidelity Bank, N.A., Trustee*

--------

*Previously Filed.

ITEM 17. UNDERTAKINGS

  The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are bring made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendments thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  The undersigned hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, ALCO STANDARD CORPORATION CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN VALLEY FORGE, COMMONWEALTH OF PENNSYLVANIA, ON THE 1ST DAY OF DECEMBER, 1995.

                                          Alco Standard Corporation


                                          By       /s/ Michael J. Dillon
                                            -----------------------------------
                                                     MICHAEL J. DILLON
                                             CONTROLLER (PRINCIPAL ACCOUNTING
                                                         OFFICER)

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO THE REGISTRATION STATEMENT ON FORM S-3 HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                         TITLE                DATE
              ---------                         -----                ----
         /s/ John E. Stuart             Chairman, Chief          December 1, 1995
-------------------------------------    Executive Officer
          (JOHN E. STUART)               and Director
                                         (Principal
                                         Executive Officer)

       /s/ Kurt E. Dinkelacker          Executive Vice           December 1, 1995
-------------------------------------    President and
        (KURT E. DINKELACKER)            Acting Chief
                                         Financial Officer
                                         (Principal
                                         Financial Officer)

        /s/ Michael J. Dillon           Vice President and       December 1, 1995
-------------------------------------    Controller
         (MICHAEL J. DILLON)             (Principal
                                         Accounting Officer)

            Ray B. Mundt*               Director                 December 1, 1995
-------------------------------------
           (RAY B. MUNDT)

        J. Mahlon Buck, Jr.*            Director                 December 1, 1995
-------------------------------------
        (J. MAHLON BUCK, JR.)

        Paul J. Darling, II*            Director                 December 1, 1995
-------------------------------------
        (PAUL J. DARLING, II)

             SIGNATURE                       TITLE                 DATE
             ---------                       -----                 ----
       William F. Drake, Jr.*         Director                 December 1, 1995
------------------------------------
      (WILLIAM F. DRAKE, JR.)

          James J. Forese*            Director                 December 1, 1995
------------------------------------
         (JAMES J. FORESE)

        Frederick S. Hammer*          Director                 December 1, 1995
------------------------------------
       (FREDERICK S. HAMMER)

    Barbara Barnes Hauptfuhrer*       Director                 December 1, 1995
------------------------------------
    (BARBARA BARNES HAUPTFUHRER)

           Dana G. Mead*              Director                 December 1, 1995
------------------------------------
           (DANA G. MEAD)

          Paul C. O'Neill*            Director                 December 1, 1995
------------------------------------
         (PAUL C. O'NEILL)

          Rogelio G. Sada*            Director                 December 1, 1995
------------------------------------
         (ROGELIO G. SADA)

         James W. Stratton*           Director                 December 1, 1995
------------------------------------
        (JAMES W. STRATTON)

  *By his signature set forth below, Hugh G. Moulton, pursuant to duly executed Powers of Attorney duly filed with the Securities and Exchange Commission, has signed this Registration Statement on behalf of the persons whose signatures are printed above, in the capacities set forth opposite their respective names.


        /s/ Hugh G. Moulton
------------------------------------
         (HUGH G. MOULTON)

                                 EXHIBIT INDEX

 EXHIBIT                                                                  PAGE
 NUMBER                      DESCRIPTION OF EXHIBIT                      NUMBER
 -------                     ----------------------                      ------
  (1)    --Form of Underwriting Agreement for Debt (incorporated
           herein by reference to Form S-3 of the registrant,
           Registration Statement No. 33-4829, Exhibit (1))
  (1.1)  --Form of Underwriting Agreement for Equity (incorporated herein by reference to Form S-3 of the registrant,
           Registration Statement No. 33-62460, Exhibit (1.1))
  (1.2)  --Form of Distribution Agreement
  (4)    --Form of Indenture between the registrant and First Fidelity
           Bank, N.A., Trustee*
  (4.1)  --Form of Debt Securities (included in the form of Indenture filed as Exhibit (4) to this Registration Statement)
  (4.2)  --Form of Certificate for Shares of Common Stock
           (incorporated herein by reference to Form S-3 of the
           registrant, Registration Statement No. 33-62460, Exhibit
           (4.2))
  (4.3)  --Form of Certificate for Shares of Preferred Stock
           (incorporated herein by reference to Form S-3 of the
           registrant, Registration Statement No. 33-62460, Exhibit
           (4.3))
  (4.4)  --Form of Certificate for Depositary Receipts (included in the Form of Deposit Agreement incorporated by reference in
           Exhibit (4.5) to this Registration Statement)
  (4.5)  --Form of Deposit Agreement (incorporated herein by reference to Form
           S-3 of the registrant, Registration Statement No. 33-62460, Exhibit
           (4.5))
  (5)    --Opinion of J. Kenneth Croney, General Counsel of the
           registrant, as to the validity of the Securities*
 (12)    --Computation of Ratio of Earnings to Fixed Charges*
 (12.1)  --Computation of Ratio of Earnings to Fixed Charges excluding captive finance subsidiaries*
 (12.2)  --Computation of Ratio of Earnings to Fixed Charges and
           Preferred Stock Dividends*
 (12.3)  --Computation of Ratio of Earnings to Fixed Charges and
           Preferred Stock Dividends excluding captive finance
           subsidiaries*
 (23)    --Consent of Ernst & Young LLP
 (23.1)  --Consent of J. Kenneth Croney, General Counsel of the
           registrant (contained in the opinion filed as Exhibit (5) to this Registration Statement)
 (24)    --Powers of Attorney; Certified Resolution re: Power of
           Attorney*
 (25)    --Form T-1 Statement of Eligibility under the Trust Indenture
           Act of 1939 of First Fidelity Bank, N.A., Trustee*

--------

* Previously Filed.